UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 24, 2016
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
 (Registrant)

Date: March 24, 2016
By:
/s/ Joachim Oechslin
Joachim Oechslin
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

In various tables, use of “–” indicates not meaningful or not applicable.

Basel III
Pillar 3 – disclosures 2015

Introduction
General
Regulatory development
Location of disclosure
Scope of application
Principles of consolidation
Restrictions on transfer of funds or regulatory capital
Capital deficiencies
Risk management oversight
Capital
Regulatory capital framework
Capital structure under Basel III
Swiss Requirements
Description of regulatory approaches
BIS capital metrics
Swiss capital metrics
Credit risk
General
Credit risk by asset class
Securitization risk in the banking book
Equity type securities in the banking book
Central counterparties risk
Market risk
General
Securitization risk in the trading book
Valuation process
Interest rate risk in the banking book
Overview
Major sources of interest rate risk in the banking book
Governance of models and limits
Risk measurement
Monitoring and review
Risk profile
Reconciliation requirements
Balance sheet
Composition of BIS regulatory capital
List of abbreviations

Introduction
General
These Pillar 3 disclosures as of December 31, 2015 are based on the BIS Basel III framework as implemented by the revised Swiss Capital Adequacy Ordinance and required by Swiss Financial Market Supervisory Authority FINMA (FINMA) regulation. This document should be read in conjunction with the Credit Suisse Annual Report 2015, which includes important information on regulatory capital and risk management (specific references have been made herein to this document).
In addition to Pillar 3 disclosures we disclose the way we manage our risks for internal management purposes in the Annual Report.
> Refer to “Risk management” (pages 136 to 178) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information regarding the way we manage risk including economic capital as a Group-wide risk management tool.
Certain reclassifications may be made to prior periods to conform to the current period’s presentation.
The Pillar 3 report is produced and published semi-annually, in accordance with FINMA requirements.
This report was verified and approved internally in line with our Pillar 3 disclosure policy. The Pillar 3 report has not been audited by the Group’s external auditors. However, it also includes information that is contained within the audited consolidated financial statements as reported in the Credit Suisse Annual Report 2015.
Regulatory development
On November 20, 2015, FINMA issued the revised circular on disclosure for banks. As the previous disclosure standards did not allow for a proper comparison of risk situations between banks, FINMA Circular 2016/01 “Disclosure – banks” has been updated to reflect enhanced international standards (see below). The revised disclosure standards have improved the information and decision-making tools for market participants and increased the comparability of institutions. The revised circular comes into force on January 1, 2016, implementing the revised standards with which all Swiss banks must comply as of December 31, 2016. Their application will be determined by the size of the bank.
On January 28, 2015, the Basel Committee on Banking Supervision (BCBS) issued the final standard for the revised Pillar 3 disclosure requirements. The revised disclosure requirements will enable market participants to compare bank’s disclosure of risk-weighted assets. The revisions focus on improving the transparency of the internal model-based approaches that banks use to calculate minimum regulatory capital requirements. The revised requirements will be effective for the year-end 2016 financial reporting.
Location of disclosure
This report provides the Basel III Pillar 3 disclosures to the extent that these required Pillar 3 disclosures are not included in the Credit Suisse Annual Report 2015.
The following table provides an overview of the location of the required Pillar 3 disclosures.
Location of disclosure
Pillar 3 requirements	Pillar 3 Report 2015	Annual Report 2015
Scope of application
Top corporate entity	"Scope of application" (p. 4)
Differences in basis of consolidation	Description of differences: "Principles of consolidation" (p. 4)	List of significant subsidiaries and associated entities:
"Note 40 - Significant subsidiaries and equity method
investments (p. 383 - 385)

Changes in scope of consolidation:
"Note 3 - Business developments" (p. 270)
Restrictions on transfer of funds or regulatory capital	Overview: "Restrictions on transfer of funds or regulatory capital" (p. 4)	Detailed information: "Liquidity and funding management" (p. 106 - 113)
Capital deficiencies	"Capital deficiencies" (p. 4)
Capital structure
"Capital structure under Basel III" (p. 5) "Swiss requirements" (p. 5 - 6)
Capital adequacy
Group/Bank	"Description of regulatory approaches" (p. 6 - 14) "BIS capital metrics" (p. 15 - 16) "Swiss capital metrics" (p. 17 - 18)
Significant subsidiaries	Refer to "Regulatory disclosures" under https://www.credit-suisse.com/regulatorydisclosures

Location of disclosure (continued)
Pillar 3 requirements	Pillar 3 Report 2015	Annual Report 2015
Risk management objectives and policies
General description		"Risk management oversight" (p. 137 - 140) "Risk appetite framework" (p. 140 - 143) "Risk coverage and management" (p. 144 - 148)
Credit risk
Credit risk management overview		"Credit risk" (p. 151 - 153)
Credit risk by asset classes
Gross credit exposure, risk-weighted assets and capital requirement	"General" (p. 20 - 22)
Portfolios subject to PD/LGD approach	"Portfolios subject to PD/LGD approach" (p. 22 - 29)
Portfolios subject to standardized and supervisory risk weights approaches	"Portfolios subject to standardized and supervisory risk weights approaches" (p. 29 - 30)
Credit risk mitigation used for A-IRB and standardized approaches	"Credit risk mitigation used for A-IRB and standardized approaches" (p. 30 - 31)	Netting: "Derivative instruments" (p. 174 - 176) "Note 1 - Summary of significant accounting policies" (p. 261 - 262) "Note 27 - Offsetting of financial assets and financial liabilities" (p. 299 - 302)
Counterparty credit risk	"Counterparty credit risk" (p. 31 - 34)	Effect of a credit downgrade:
"Credit ratings" (p. 113)

Impaired loans by industry distribution/industry
distribution of charges and write-offs:
"Note 19 - Loans, allowance for loan losses and credit
quality" (p. 288 - 291)
Securitization risk in the banking book	"Securitization risk in the banking book" (p. 35 - 39)
Equity type securities in the banking book	"Equity type securities in the banking book" (p. 39 - 40)
Market risk
Market risk management overview	Quantitative disclosures: "General" (p. 41)	Qualitative disclosures: "Market risk" (p. 148 - 151)
Securitization risk in the trading book	"Securitization risk in the trading book" (p. 42 - 47)
Interest rate risk in the banking book
	Qualitative disclosures: "Interest rate risk in the banking book" (p. 48 - 49)	Quantitative disclosures: "Banking book" (p. 164 - 165)
Operational risk
	Overview: "Operational risk" (p. 14)	Detailed information: "Operational risk" (p. 154 - 156)
Composition of capital
Balance sheet under the regulatory scope of consolidation	"Balance sheet" (p. 50 - 51)
Composition of capital	"Composition of capital" (p. 52 - 54)
Capital instruments
Main features template and full terms and conditions	Refer to "Regulatory disclosures" under https://www.credit-suisse.com/regulatorydisclosures
Remuneration
"Compensation" (p. 217 - 248)
G-SIBs indicator
Refer to "Regulatory disclosures" under https://www.credit-suisse.com/regulatorydisclosures

Scope of application
The highest consolidated entity in the Group to which the Basel III framework applies is Credit Suisse Group.
> Refer to “Regulation and supervision” (pages 25 to 39) in I – Information on the company and to “Capital management” (pages 114 to 135) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on regulation.
Principles of consolidation
For financial reporting purposes, our consolidation principles comply with accounting principles generally accepted in the US (US GAAP). For capital adequacy reporting purposes, however, entities that are not active in banking and finance are not subject to consolidation (i.e. insurance, commercial and certain real estate companies). Also, FINMA does not require to consolidate private equity and other fund type vehicles for capital adequacy reporting. Further differences in consolidation principles between US GAAP and capital adequacy reporting relate to special purpose entities (SPEs) that are consolidated under a control-based approach for US GAAP but are assessed under a risk-based approach for capital adequacy reporting. In addition, FINMA requires us to consolidate companies which form an economic unit with Credit Suisse or if Credit Suisse is obliged to provide compulsory financial support to a company. The investments into such entities, which are not material to the Group, are treated in accordance with the regulatory rules and are either subject to a risk-weighted capital requirement or a deduction from regulatory capital.
All significant equity method investments represent investments in the capital of banking, financial and insurance (BFI) entities and are subject to a threshold calculation in accordance with the Basel framework and the Swiss Capital Adequacy Ordinance.
Restrictions on transfer of funds or regulatory capital
We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends or our ability to transfer funds or regulatory capital within the Group.
Capital deficiencies
The Group’s subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in 2015.
Risk management oversight
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight. Risk measurement models are reviewed by the Model Risk Management team, an independent validation function, and regularly presented to and approved by the relevant oversight committee.
> Refer to “Risk management oversight” (pages 137 to 140), “Risk appetite framework” (pages 140 to 143) and “Risk coverage and management” (pages 144 to 148) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for information on risk management oversight including risk culture, risk governance, risk organization, risk types and risk appetite and risk limits.
The Group is exposed to several key banking risks such as:
– Credit risk (refer to section “Credit risk” on pages 19 to 40);
– Market risk (refer to section “Market risk” on pages 41 to 47);
– Interest rate risk in the banking book (refer to section “Interest rate risk in the banking book” on pages 48 to 49); and
– Operational risk (refer to section “Capital” on page 14).

Capital
Regulatory capital framework
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designated to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Capital management” (pages 114 to 135) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information.
Capital structure under Basel III
The BCBS, the standard setting committee within the Bank for International Settlements (BIS), issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and will be fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” (page 116) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2015 for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of risk-weighted assets. In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
CET1 capital is subject to certain regulatory deductions and other adjustments to common equity, including the deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets and investments in banking and finance entities.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, generally the date of the first step-up coupon.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks goes beyond Basel III’s minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” (page 117) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2015 for Swiss capital requirements and applicable effective dates during the phase-in period.
The minimum requirement of CET1 capital is 4.5% of risk-weighted assets.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of risk-weighted assets and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage exposure) and the market share of our domestic systemically relevant business. Effective in 2015, FINMA set our progressive component requirement at 4.05% for 2019. In June 2015, FINMA notified us that, effective in 2016, the progressive component requirement for 2019 will be increased from 4.05% to 5.07% due to the latest assessment of our relevant market shares. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of risk-weighted assets that can be activated during periods of excess credit growth. Effective September 2013, the buffer was activated and initially required banks to hold CET1 capital in the amount of 1% of their risk-weighted assets pertaining to mortgages that finance residential property in Switzerland. In January 2014, upon the request of the Swiss National Bank, the Swiss Federal Council increased the countercyclical buffer from 1% to 2%, effective June 30, 2014.
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Capital management” (pages 114 to 135) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for information on our capital structure, eligible capital and shareholders’ equity, capital adequacy and leverage ratio requirements under Basel III and Swiss Requirements.
Description of regulatory approaches
The Basel framework describes a range of options for determining the capital requirements in order to provide banks and supervisors the ability to select approaches that are most appropriate for their operations and their financial market infrastructure. In general, Credit Suisse has adopted the most advanced approaches, which align with the way risk is internally managed and provide the greatest risk sensitivity. The Basel framework focuses on credit risk, market risk, operational risk and interest rate risk in the banking book. The regulatory approaches for each of these risk exposures and the related disclosures under Pillar 3 are set forth below.
Credit risk
Credit risk by asset class
The Basel framework permits banks a choice between two broad methodologies in calculating their capital requirements for credit risk by asset class, the internal ratings-based (IRB) approach or the standardized approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).
The majority of our credit risk by asset class is with institutional counterparties (sovereigns, other institutions, banks and corporates) and arises from lending and trading activity in the investment banking businesses and the private, corporate and institutional banking businesses. The remaining credit risk by asset class is with retail counterparties and mostly arises in the private, corporate and institutional banking businesses from residential mortgage loans and other secured lending, including loans collateralized by securities.
> Refer to “Credit risk by asset class” in section “Credit risk” on pages 19 to 34 for further information.
Advanced-internal ratings-based approach
Under the IRB approach, risk weights are determined by using internal risk parameters and applying an asset value correlation multiplier uplift where exposures are to financial institutions meeting regulatory defined criteria. We have received approval from FINMA to use, and have fully implemented, the advanced-internal ratings-based (A-IRB) approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD).
PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are mainly derived from models tailored to the specific business of the respective obligor. The models are calibrated to the long run average of annual internal or external default rates where applicable. For portfolios with a small number of empirical defaults, low default portfolio techniques are used.
LGD parameters consider seniority, collateral, counterparty industry and in certain cases fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the private, corporate and institutional banking businesses loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. The credit approval and collateral monitoring process are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
EAD is either derived from balance sheet values or by using models. EAD for a non-defaulted facility is an estimate of the expected exposure upon default of the obligor. Estimates are derived based on a CCF approach using default-weighted averages of historical realized conversion factors on defaulted loans by facility type. Estimates are calibrated to capture negative operating environment effects.
We have received approval from FINMA to use the internal model method (IMM) for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Risk weights are calculated using either the PD/LGD approach or the supervisory risk weights (SRW) approach for certain types of specialized lending.
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk by asset class is determined using this approach.

Comparison of the standardized and internal model approaches for calculating risk-weighted assets for credit risk
Background
We have regulatory approval to use a number of internal models for calculating our Pillar 1 capital charge for credit risk (default risk). These include the A-IRB approach for risk weights, IMM for derivatives credit exposure, and repo Value-at-Risk (VaR) for Securities Financing Transactions (SFT). These modelled based approaches are used for the vast majority of credit risk exposures, with the standardized approaches used for only a relatively small proportion of credit exposures.
Regulators and investors are increasingly interested in the differences between capital requirements under modelled and standardized approaches. This is due, in part, to ongoing and future regulatory changes by the BCBS, such as the new standardized approach for counterparty credit risk (SA-CCR), proposed changes to the standardized approach for credit risk and capital floors. As such, the FINMA now requires us to disclose further information on differences between credit risk risk-weighted assets computed under internal modelled approaches, and current standardized approaches. FINMA also requires us to disclose the differences between the exposure at default based on internal modelled approaches and the exposure at default used in the Leverage ratio.

Key methodological differences between internal modelled approaches and standardized approaches
The differences between credit risk risk-weighted assets calculated under the internal modelled approaches and the standardized approaches are driven by the risk weights applied to counterparties and the calculations used for measuring EAD.
Risk weights: Under the A-IRB approach, the maturity of a transaction, and internal estimates of the PD and downturn LGD are used as inputs to the Basel risk-weight formula for calculating risk-weighted assets. In the standardized approach, risk weights are less granular and are driven by ratings provided by external credit assessment institutions (ECAI).
EAD calculations: Under the IMM and repo VaR methods, counterparty exposure is computed using monte-carlo simulation models or VaR models. These models allow for the recognition of netting impacts at exposure and collateral levels for each counterparty portfolio. The standardized approach is based on market values at the balance sheet date plus conservative add-ons to account for potential market movements. This approach gives very limited recognition to netting benefits and portfolio effects.
The following table provides a summary of the key conceptual differences between the internal models approach and the current standardized approach.
Key differences between the standardized approach and the A-IRB approach
	Standardized approach	A-IRB approach	Key impact
EAD for derivatives	Current Exposure Method is simplistic (market value and add-on): BCBS to replace it with SA-CCR in 2017.	Internal Measurement Method (IMM) allows Monte-Carlo simulation to estimate exposure.	For large diversified derivatives portfolios, standardized EAD is higher than model EAD.
	No differentiation between margined and unmargined transactions.	Ability to net and offset risk factors within the portfolio (i.e. diversification).	Impact applies across all asset classes.
	Differentiates add-ons by five exposure types and three maturity buckets only.	Application of multiplier on IMM exposure estimate.
	Limited ability to net.	Variability in holding period applied to collateralized transactions, reflecting liquidity risks.
Risk weighting	Reliance on ECAIs: where no rating is available a 100% risk weight is applied (i.e. for most small and medium size enterprises and funds).	Reliance on internal ratings where each counterparty/transaction receives a rating.	Model approach produces lower risk-weighted assets for high quality short term transactions.
	Crude risk weight differentiation with 4 key weights: 20%, 50%, 100%, 150% (and 0% for AAA sovereigns; 35%, 75% or 100% for mortgages; 75% or 100% for retail).	Granular risk sensitive risk weights differentiation via individual PDs and LGDs.	Standardized approach produces lower risk-weighted assets for non-investment grade and long-term transactions.
	No differentiation for transaction features.	LGD captures transaction quality features incl. Collateralization.	Impact relevant across all asset classes.
Application of a 1.06 scaling factor.
Risk mitigation	Limited recognition of risk mitigation.	Risk mitigation recognized via risk sensitive LGD or EAD.	Standardized approach risk-weighted assets higher than model approach risk-weighted assets for most collaterals.
	Restricted list of eligible collateral.	Wider variety of collateral types eligible.	Impact particularly relevant for lombard lending and securities financing transactions.
	Conservative and crude regulatory haircuts.	Repo VaR allows use of VaR models to estimate exposure and collateral for securities financing transactions. Approach permits full diversification and netting across all collateral types.
Maturity in risk weight	No differentiation for maturity of transactions, except for interbank exposures in a coarse manner.	No internal modelling of maturity.	Model approach produces lower risk-weighted assets for high quality short-term transactions.
Regulatory risk-weighted assets function considers maturity: the longer the maturity the higher the risk weight (see chart "Risk weight by maturity").

The following chart shows standardized risk weights, and model based (A-IRB) risk weights for loans of varying maturity. The graphs are plotted for a AA-rated corporate senior unsecured loan with a LGD of 45% (consistent with Foundation-IRB), and a AA-rated corporate senior secured loan with a LGD of 36%. The graphs show that standardized risk weights are not sensitive to maturity, whereas A-IRB risk weights are sensitive to maturity. In particular, under A-IRB, lower maturity loans receive lower risk weights reflecting an increased likelihood of repayment for loans with a shorter maturity.
Key methodological differences between internally modelled EAD and EAD used in leverage ratio
The exposure measure used in the leverage ratio also differs from the exposure measure used in the internal modelled approach. The main methodological difference is that leverage ratio exposure estimates do not take into account physical or financial collateral, guarantees or other credit risk mitigation techniques to reduce the credit risk. Leverage ratio exposures also do not fully reflect netting and portfolio diversification. As a result, leverage ratio exposures are typically larger than model based exposures.
The following table shows the internal model-based EAD, along with average risk weight and risk-weighted assets, compared to an estimate of the exposure measure used in the leverage ratio calculation. Estimates are provided at Basel asset class level. As expected, leverage ratio exposure measures exceed internal model-based EAD, with the largest differences for banks and corporates, where the impacts of netting, diversification, and credit risk mitigation are largest.
Leverage ratio estimate
Basel asset class	A-IRB approach EAD (CHF billion)	A-IRB approach risk weight (%)	A-IRB approach risk- weighted assets (CHF billion)	Leverage ratio: total exposures (CHF billion)	[1]
Corporates	195	41	84	379
Banks	36	25	9	94
Sovereigns	88	4	4	102
Retail	182	13	26	190
1
The leverage ratio estimate excludes trading book inventory, as credit risk capital for this business is capitalised under the market risk capital requirement. In addition, the estimate does not include Multilateral Development Banks (MDB), public sector entities and non-credit exposures. Asset class leverage ratio based exposures and standard approach calculations are approximate and provided on a best efforts basis.

It should be noted that credit risk capital requirements based of the internal model based approach are not directly comparable to capital requirements under the leverage ratio. The reason for this is that the 3% leverage ratio capital requirement can be met with total tier 1 capital, including capital for market risk and operational risk.
Comparison of credit risk risk-weighted assets under the internal models approach with risk-weighted assets computed under the standardized approach for credit risk
Credit risk risk-weighted assets computed under the standardized approach are higher than those based on the internal models for which we have received regulatory approval. Higher risk-weights under the standardized approach rules are a material driver of the higher risk-weighted assets for all Basel asset classes. The standardized exposure calculations also lead to some higher risk-weighted assets, with the corporate and bank asset classes being most significantly affected.

Corporate asset class
The table “Leverage ratio estimate” shows that the EAD for corporates computed under the internal model approach is CHF 195 billion. The EAD for corporates under the standardized approach is significantly higher. This difference is driven mainly by the standardized exposure calculations for OTC derivatives and the exposure calculations for secured financing transactions. For these products, exposures calculated under the standardized approach are higher than the model based exposures because the standardized approach does not fully recognize the benefits of netting, portfolio diversification and collateral. The exposure calculated under the leverage ratio is higher than the EAD computed using internal models. This is because credit risk mitigation, netting and portfolio diversification are not reflected in the leverage ratio exposure calculation.
Another significant driver of the increase in credit risk risk-weighted assets under the standardized approach are higher risk weights. The exposure weighted-average risk weight under the internal model approach is 41%. This is significantly lower than the risk weights assigned to corporates under the standardized approach.
The following graph shows the risk weights assigned to counterparties under the A-IRB approach and the standardized approach. For the IRB risk weight curve, an LGD value of 45% and a maturity adjustment of 2.5 years are chosen, as these are the Basel Foundation IRB parameters. The Group’s exposure weighted-average maturity of its corporate portfolio is lower than the foundation IRB value of 2.5 years, and lower maturities would result in a lower model-based risk weight curve than shown in the following graph. In addition, the PD for each rating shown in the graph are consistent with the Group’s PD masterscale. For counterparties in the AAA to BB+ range (based on external ratings), higher risk weights (20%, 50% and 100%) are assigned under the standardized approach than under the A-IRB approach. For the corporate asset class, over three-quarters of the Group’s exposures are in this range (based on internal ratings), and this is a key driver for the higher risk-weighted assets under the standardized approach. The different treatments of loan maturity in the model based approach and standardized approach are not a material cause of risk-weighted assets differences.
An additional driver of higher risk weights within the corporate asset class are counterparties without an external rating. Under the standardized approach, counterparties without an external rating receive a fixed risk weight of 100%. This applies to a large proportion of the Group’s exposures, among them specialized lending and managed funds. This fixed standardized risk weight is typically higher than the model based risk weight with for example, the average model based risk weight of specialized lending being approximately 30%.
> Refer to “Credit risk by asset class” in section “Credit risk” on pages 19 to 34 for further information on EAD and risk weights for each credit rating for the corporate asset class.
Bank asset class
The table “Leverage ratio estimate” shows that the EAD for banks under the internal model approach is CHF 36 billion. The EAD for banks calculated under the standardized approach is significantly higher. This is driven predominantly by the exposure calculations for both OTC derivatives and secured financing transactions and, to a lesser extent, the exposure calculations for listed and centrally cleared derivatives. For these products, exposures calculated under the standardized approach are much higher than the model based exposures because the standardized approach does not fully recognize the benefits of netting, portfolio diversification and collateral. The exposures calculated under the leverage ratio are significantly higher than the EAD computed using internal models. This is because credit risk mitigation, netting and portfolio diversification are not reflected in the leverage ratio exposure calculation.
In addition, there is a significant increase in credit risk risk-weighted assets under the standardized approach due to higher credit risk-weights. The exposure weighted-average risk-weight under the internal model approach is 25%. This is significantly lower than the risk weights assigned to banks under the standardized approach where a significant amount of the Group’s exposures would attract a risk weight of 50%.
The following graph shows the risk weights assigned to counterparties under the A-IRB approach and the standardized approach. For the IRB risk weight curve, an LGD value of 45% and a maturity adjustment of 2.5 years are chosen, as these are the Basel Foundation IRB parameters. The Group’s exposure weighted-average maturity of its bank portfolio is lower than the foundation IRB value of 2.5 years, and lower maturities would result in a lower model based risk weight curve than shown in the following graph. In addition, the PD for each rating shown in the graph are consistent with the Group’s PD masterscale. The graph shows that counterparties in the AAA to BBB+ range (based on external ratings) attract higher risk weights (20% and 50%) under the standardized approach than under the A-IRB approach. Approximately three-quarters of the Group’s exposures fall in this range (based on internal ratings) and this leads to higher risk-weighted assets under the standardized approach for these counterparties. The different treatments of loan maturity in the model based approach and standardized approach are not a material cause of risk-weighted assets differences.
> Refer to “Credit risk by asset class” in section “Credit risk” on pages 19 to 34 for further information on EAD and risk weights for each credit rating for the bank asset class.
Sovereign asset class
The table “Leverage ratio estimate” shows that the EAD for sovereigns under the internal model approach is CHF 88 billion. This is comparable to the EAD calculated under the standardized approach and the leverage ratio exposure. This is because the majority of the sovereign exposure is in the form of uncollateralized loans, i.e. there are no material differences in the exposure calculation.
The impact of employing standardized credit risk weights to the sovereign portfolio is an overall increase in credit risk risk-weighted assets. The exposure weighted-average risk weight under the internal model approach is less than 4%. This is lower than the risk weights assigned to counterparties under the standardized approach.
The following graph shows the risk weights assigned to counterparties under the A-IRB approach and the standardized approach. For the IRB risk weight curve, an LGD value of 45% and a maturity adjustment of 2.5 years are chosen, as these are the Basel Foundation IRB parameters. The Group’s exposure weighted-average maturity of its sovereign portfolio is lower than the foundation IRB value of 2.5 years, and lower maturities would result in a lower model-based risk weight curve than shown in the following graph. In addition, the PD for each rating shown in the graph are consistent with the Group’s PD masterscale. The graph shows that counterparties in the AAA to A range (based on external ratings) would attract lower risk weights (0% and 20%) under the standardized approach than under the A-IRB approach. The majority of the Group’s exposures have extremely low risk-weights under the A-IRB approach and would attract risk weights of 0% under the standardized approach. The remaining exposures would receive higher risk weights under the standardized approach (20%, 50% or 100%) than under the A-IRB approach. Overall, this would lead to higher risk-weighted assets under the standardized approach. The different treatments of loan maturity in the model based approach and standardized approach are not a material cause of risk-weighted assets differences.
> Refer to “Credit risk by asset class” in section “Credit risk” on pages 19 to 34 for further information on EAD and risk weights for each credit rating for the sovereign asset class.
Retail asset class
The EAD of the retail asset class under the internal model approach is CHF 182 billion, which is comparable to the EAD calculated under the standardized approach and the leverage ratio. This is because the majority of retail exposure is on-balance sheet exposure.
The application of the standardized approach would lead to higher credit risk risk-weighted assets. The exposure weighted-average risk weight is 13% using internal model approach. This is lower than the risk weights assigned to counterparties under the standardized approach. The maturity of the loan has no impact on the modelled risk weights in the retail asset class.
The retail portfolio consists mainly of residential mortgage loans, lombard lending and other retail exposures, and further analysis for each of these portfolios is provided below:
Residential mortgages: Under the standardized approach, fixed risk weights are applied depending on the loan-to-value (LTV), i.e. risk weight of 100% for LTV > 80%, risk weight of 75% for 80% > LTV > 67% and risk weight of 35% for LTV < 67%. The internal model-based approach however takes into account borrowers’ ability to service debt more accurately, including mortgage affordability and calibration to large amounts of historic data. The Group’s residential mortgage portfolio is focused on the Swiss market and the Group has robust review processes over borrowers’ ability to repay. This results in the Group’s residential mortgage portfolio having a low average LTV and results in an average risk weight of 12% under the A-IRB approach.
Lombard lending: For lombard lending, the average risk weight using internal models is 13%. Risk-weighted assets under the standardized approach and the model-based approach are comparable for these exposures.
Other retail exposures: Other retail exposures are risk-weighted at 75% or 100% under the standardized approach. This yields higher risk-weighted assets compared to the A-IRB approach where the average risk-weight is 27%.
Conclusion
Overall, the Group’s credit risk risk-weighted assets would be significantly higher under the standardized approach than under the internal model based approach. For most Basel asset classes, this is due to standardized risk weights being much higher than the IRB risk weights for high quality investment grade lending, which is where the majority of the Group’s exposures are. For certain asset classes, standardized exposure calculations also lead to significantly higher risk-weighted assets. This is where the standardized exposure methods give limited recognition to economic offsetting and diversification for derivatives and SFTs at a portfolio level.
The credit risk risk-weighted assets under the standardized approaches described above may not be reflective of the capital charges under the new standardized approach for credit risk on which the BCBS has recently consulted. This proposed standardized approach for credit risk is likely to be more risk sensitive and less dependent on external ratings. In addition, there is a new standardized approach for counterparty credit risk (SA-CCR), which prescribes a standardized calculation of EAD for derivative transactions. SA-CCR, which is to be implemented by 2017, will more accurately recognize the risk mitigating effect of collateral and the benefits from legal and economic offsetting. These regulatory changes could potentially lead to very different results to the ones described above.
The credit risk risk-weighted assets computed under the internal model-based approach provide a more risk-sensitive indication of the credit risk capital requirements and are more reflective of the economic risk of the Group. The use of models produces a strong link between capital requirements and business drivers, and promotes a proactive risk culture at the origination of a transaction and strong capital consciousness within the organization. A rigorous monitoring and control framework also ensures compliance with internal as well as regulatory standards. In addition, benchmarking exercises performed by regulators and industry associations provide useful information for assessing the appropriateness and conservativeness of internal models. In the industry association’s 2013 benchmark analysis, the Group’s calibration of internal PD and LGD models was close to the industry mean.
Securitization risk in the banking book
For securitizations, the regulatory capital requirements are calculated using IRB approaches (the RBA and the SFA) and the standardized approach in accordance with the prescribed hierarchy of approaches in the Basel regulations. External ratings used in regulatory capital calculations for securitization risk exposures in the banking book are obtained from Fitch, Moody’s, Standard & Poor’s or Dominion Bond Rating Service.
> Refer to “Securitization risk in the banking book” in section “Credit risk” on pages 35 to 39 for further information on the IRB approaches and the standardized approach.
Equity type securities in the banking book
For equity type securities in the banking book except for significant investments in BFI entities, risk weights are determined using the IRB Simple approach based on the equity sub-asset type (listed equity and all other equity positions). Significant investments in BFI entities (i.e. investments in the capital of BFI entities that are outside the scope of regulatory consolidation, where the Group owns more than 10% of the issued common share capital of the entity) are subject to a threshold treatment as outlined below in the section “Exposures below 15% threshold”. Where equity type securities represent non-significant investments in BFI entities (i.e., investments in the capital of BFI entities that are outside the scope of regulatory consolidation, where the Group does not own more than 10% of the issued common share capital of the entity), a threshold approach is applied that compares the total amount of non-significant investments in BFI entities (considering both trading and banking book positions) to a 10% regulatory defined eligible capital amount. The amount above the threshold is phased-in as a capital deduction and the amount below the threshold continues to be risk-weighted according to the relevant trading book and banking book approaches.
> Refer to “Equity type securities in the banking book” in section “Credit risk” on pages 39 to 40 for further information.
Credit valuation adjustment risk
Credit Valuation Adjustment (CVA) is a regulatory capital charge designed to capture the risk associated with potential mark-to-market losses associated with the deterioration in the creditworthiness of a counterparty.
Under Basel III, banks are required to calculate capital charges for CVA under either the Standardized CVA approach or the Advanced CVA approach (ACVA). The CVA rules stipulate that where banks have permission to use market risk VaR and counterparty risk IMM, they are to use the ACVA unless their regulator decides otherwise. FINMA has confirmed that the ACVA should be used for both IMM and non-IMM exposures.
The regulatory CVA capital charge applies to all counterparty exposures arising from over-the-counter (OTC) derivatives, excluding those with central counterparties (CCP). Exposures arising from SFT are not required to be included in the CVA charge unless they could give rise to a material loss. FINMA has confirmed that Credit Suisse can exclude these exposures from the regulatory capital charge.

Central counterparties risk
The Basel III framework provides specific requirements for exposures the Group has to CCP arising from OTC derivatives, exchange-traded derivative transactions and SFT. Exposures to CCPs which are considered to be qualifying CCPs by the regulator will receive a preferential capital treatment compared to exposures to non-qualifying CCPs.
The Group can incur exposures to CCPs as either a clearing member, or as a client of another clearing member. Where the Group acts as a clearing member of a CCP on behalf of its client (client trades), it incurs an exposure to its client. Since the exposure to the client is to be treated as a bilateral trade, the risk-weighted assets from these exposures are represented under “credit risk by asset class”. Where the Group acts as a client of another clearing member the risk-weighted assets from these exposures are also represented under “credit risk by asset class”.
The exposures to CCP (represented as “Central counterparties (CCP) risks”) consist of trade exposure, default fund exposure and contingent exposure based on trade replacement due to a clearing member default. While the trades exposure includes the current and potential future exposure of the clearing member (or a client) to a CCP arising from the underlying transaction and the initial margin posted to the CCP, the default fund exposure is arising from default fund contributions to the CCP.
Settlement risk
Regulatory fixed risk weights are applied to settlement exposures. Settlement exposures arise from unsettled or failed transactions where cash or securities are delivered without a corresponding receipt.
Exposures below 15% threshold
Significant investments in BFI entities, mortgage servicing rights and deferred tax assets that arise from temporary differences are subject to a threshold approach, whereby individual amounts are compared to a 10% threshold of regulatory defined eligible capital. In addition amounts below the individual 10% thresholds are aggregated and compared to a 15% threshold of regulatory defined eligible capital. The amount that is above the 10% threshold is phased-in as a CET1 deduction. The amount above the 15% threshold is phased-in as a CET1 deduction and the amount below is risk weighted at 250%.
Other items
Other items include risk-weighted assets related to immaterial portfolios for which we have received approval from FINMA to apply a simplified Institute Specific Direct Risk Weight as well as risk-weighted assets related to items that were risk-weighted under Basel II.5 and are phased in as capital deductions under Basel III.
Market risk
We use the advanced approach for calculating the capital requirements for market risk for the majority of our exposures. The following advanced approaches are used: the internal models approach (IMA) and the standardized measurement method (SMM).
We use the standardized approach to determine our market risk for a small population of positions which represent an immaterial proportion of our overall market risk exposure.
> Refer to section “Market risk” on pages 41 to 47 for further information on market risk.
Internal models approach
The market risk IMA framework includes regulatory Value-at-Risk (VaR), stressed VaR, risks not in VaR (RNIV) and Incremental Risk Charge (IRC). RNIV includes certain stressed RNIV. In 2014 Comprehensive Risk Measure was discontinued due to the small size of the correlation trading portfolio. We now use the standard rules for this portfolio.
Regulatory VaR, stressed VaR and risks not in VaR
We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model to calculate trading book market risk capital requirements under the IMA. We apply the IMA to the majority of the positions in our trading book. We continue to receive regulatory approval for ongoing enhancements to the VaR methodology, and the VaR model is subject to regular reviews by regulators. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps to reduce the pro-cyclicality of the minimum capital requirements for market risk. The VaR model does not cover all identified market risk types and as such we have also adopted a RNIV category which was approved by FINMA in 2012.
Incremental Risk Charge
The IRC capitalizes issuer default and migration risk in the trading book, such as bonds or credit default swaps, but excludes securitizations and correlation trading. We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our IRC model. We continue to receive regulatory approval for ongoing enhancements to the IRC methodology, and the IRC model is subject to regular reviews by regulators.
The IRC model assesses risk at 99.9% confidence level over a one year time horizon assuming that positions are sold and replaced one or more times, depending on their liquidity which is modeled by the liquidity horizon. The portfolio loss distribution is estimated using an internally developed credit portfolio model designed to the regulatory requirements.
The liquidity horizon represents time required to sell the positions or hedge all material risk covered by the IRC model in a stressed market. Liquidity horizons are modelled according to the requirements imposed by Basel III guidelines.
The IRC model and liquidity horizon methodology have been validated by the Model Risk Management team in accordance with the firms validation umbrella policy and Risk Model Validation Sub-Policy for IRC.

Standardized measurement method
We use the SMM which is based on the ratings-based approach (RBA) and the supervisory formula approach (SFA) for securitization purposes (see also Securitization risk in the banking book) and other supervisory approaches for trading book securitization positions covering the approach for nth-to-default products and portfolios covered by the weighted average risk weight approach.
> Refer to “Securitization risk in the trading book” in section “Market risk” on pages 42 to 47 for further information on the standardized measurement method and other supervisory approaches.
Operational risk
We have used an internal model to calculate the regulatory capital requirement for operational risk under the Advanced Measurement Approach (AMA) since 2008. In 2014, we introduced an enhanced internal model that incorporated recent developments regarding operational risk measurement methodology and associated regulatory guidance. FINMA approved the revised model for calculating the regulatory capital requirement for operational risk with effect from January 1, 2014. We view the revised model as a significant enhancement to our capability to measure and understand the operational risk profile of the Group that is also more conservative compared with the previous approach.
The model is based on a loss distribution approach that uses historical data on internal and relevant external losses of peers to generate frequency and severity distributions for a range of potential operational risk loss scenarios, such as an unauthorized trading incident or a material business disruption. Business experts and senior management review, and may adjust, the parameters of these scenarios to take account of business environment and internal control factors, such as risk and control self-assessment results and risk and control indicators, to provide a forward-looking assessment of each scenario. Insurance mitigation is included in the regulatory capital requirement for operational risk where appropriate, by considering the level of insurance coverage for each scenario and incorporating haircuts as appropriate. The internal model then uses the adjusted parameters to generate an overall loss distribution for the Group over a one-year time horizon. The AMA capital requirement represents the 99.9th percentile of this overall loss distribution. The AMA capital requirement is allocated to businesses using a risk-sensitive approach that is designed to be forward looking and incentivize appropriate risk management behaviors.
In 2015, we made enhancements to the modelling approach including improvements to the treatment of litigation-related losses. Although past litigation losses and litigation-related provisions were incorporated in the model, for FINMA regulatory capital purposes an add-on was previously used to capture the aggregate range of reasonably possible litigation-related losses that are disclosed in our financial statements but are not covered by existing provisions. These reasonably possible losses are now fully captured within the model using an analytical approach and the add-on has therefore been removed with FINMA approval. We also made enhancements to further align the operational risk scenarios with other key components of the operational risk framework as well as to ensure consistency with the stress scenario framework developed for enterprise-wide risk management purposes.
> Refer to “Operational risk” (pages 154 to 156) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for information on operational risk.
Non-counterparty-related risk
Regulatory fixed risk weights are applied to non-counterparty-related exposures. Non-counterparty-related exposures arise from holdings of premises and equipment, real estate and investments in real estate entities.

BIS capital metrics
Regulatory capital and ratios
Regulatory capital is calculated and managed according to Basel regulations and used to determine BIS ratios. BIS ratios compare eligible CET1 capital, tier 1 capital and total capital with BIS risk-weighted assets.
> Refer to “Risk-weighted assets” (pages 124 to 125) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2015 for information on risk-weighted assets movements in 2015.
Summary of BIS risk-weighted assets and capital requirements - Basel III
end of	2015			2014
	Risk- weighted assets	Capital require- ment	[1]	Risk- weighted assets	Capital require- ment	[1]
CHF million
Credit risk
Advanced-IRB	126,014	10,081		123,854	9,908
Standardized	3,642	291		3,789	303
Credit risk by asset class	129,656	10,372		127,643	10,211
Advanced-IRB	8,771	702		11,849	948
Standardized	6,833	546		761	61
Securitization risk in the banking book	15,604	1,248		12,610	1,009
Advanced – IRB Simple	12,696	1,016		15,292	1,223
Equity type securities in the banking book	12,696	1,016		15,292	1,223
Advanced CVA	16,471	1,318		15,092	1,207
Standardized CVA	49	4		38	3
Credit valuation adjustment risk	16,520	1,322		15,130	1,210
Standardized - Fixed risk weights	12,410	993		12,640	1,011
Exposures below 15% threshold [2]	12,410	993		12,640	1,011
Advanced	2,142	171		3,427	274
Central counterparties (CCP) risk	2,142	171		3,427	274
Standardized - Fixed risk weights	269	22		552	44
Settlement risk	269	22		552	44
Advanced	470	38		1,050	84
Standardized	3,431	274		4,319	346
Other items [3]	3,901	312		5,369	430
Total credit risk	193,198	15,456		192,663	15,413
Market risk
Advanced	29,469	2,358		34,049	2,724
Standardized	330	26		419	34
Total market risk	29,799	2,384		34,468	2,758
Operational risk
Advanced measurement	66,438	5,315		58,413	4,673
Total operational risk	66,438	5,315		58,413	4,673
Non-counterparty-related risk
Standardized - Fixed risk weights	5,515	441		5,866	469
Total non-counterparty-related risk	5,515	441		5,866	469
Total BIS risk-weighted assets and capital requirements	294,950	23,596		291,410	23,313
of which advanced	262,471	20,998		263,026	21,042
of which standardized	32,479	2,598		28,384	2,271
1 Calculated as 8% of risk-weighted assets based on BIS total capital minimum requirements.
2 Exposures below 15% threshold are risk-weighted at 250%. Refer to table "Additional information" in section "Reconciliation requirements" for further information.
3
Includes risk-weighted assets of CHF 2,997 million and CHF 3,853 million as of the end of 2015 and 2014, respectively, related to items that were risk-weighted under Basel II.5 and are phased in as capital deductions under Basel III. Refer to table "Additional information" in section "Reconciliation requirements" for further information.

BIS eligible capital - Basel III
	Group		Bank
end of	2015	2014	2015	2014
Eligible capital (CHF million)
CET1 capital	42,072	43,322	40,013	40,853
Total tier 1 capital	53,063	49,804	50,570	47,114
Total eligible capital	62,682	60,751	60,242	58,111
The following table presents the Basel III phase-in requirements for each of the relevant capital components and discloses the Group’s and the Bank’s current capital metrics against those requirements.
BIS capital ratios - Basel III - Group
end of	2015				2014
	Ratio	Requirement	[2]	Excess	Ratio	Requirement	[2]	Excess
Capital ratios (%)
Total CET1 [1]	14.3	4.5		9.8	14.9	4.0		10.9
Tier 1	18.0	6.0		12.0	17.1	5.5		11.6
Total capital	21.3	8.0		13.3	20.8	8.0		12.8
1 Capital conservation buffer and G-SIB buffer requirement will be phased in from January 1, 2016 through January 1, 2019.
2
Excludes countercyclical buffer that was required as of September 30, 2013. As of the end of 2015 and 2014, our countercyclical buffer was CHF 351 million and CHF 297 million, which is equivalent to an additional requirement of 0.1% and 0.1% of CET1 capital, respectively.

BIS capital ratios - Basel III - Bank
end of	2015				2014
	Ratio	Requirement	[2]	Excess	Ratio	Requirement	[2]	Excess
Capital ratios (%)
Total CET1 [1]	13.9	4.5		9.4	14.4	4.0		10.4
Tier 1	17.6	6.0		11.6	16.6	5.5		11.1
Total capital	21.0	8.0		13.0	20.5	8.0		12.5
1 Capital conservation buffer and G-SIB buffer requirement will be phased in from January 1, 2016 through January 1, 2019.
2
Excludes countercyclical buffer that was required as of September 30, 2013. As of the end of 2015 and 2014, our countercyclical buffer was CHF 286 million and CHF 246 million, which is equivalent to an additional requirement of 0.1% and 0.1% of CET1 capital, respectively.

Swiss capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
As of the end of 2015, our Swiss CET1 capital and Swiss total capital ratios were 14.2% and 21.1%, respectively, compared to the Swiss capital ratio phase-in requirements of 7.37% and 12.16%, respectively.
Swiss risk-weighted assets - Group
end of	2015			2014
	Ad- vanced	Stan- dardized	Total	Ad- vanced	Stan- dardized	Total
Risk-weighted assets (CHF million)
Total BIS risk-weighted assets	262,471	32,479	294,950	263,026	28,384	291,410
Impact of differences in thresholds [1]	1	(35)	(34)	1	(33)	(32)
Other multipliers [2]	942	–	942	1,090	–	1,090
Total Swiss risk-weighted assets	263,414	32,444	295,858	264,117	28,351	292,468
1 Represents the impact on risk-weighted assets of differences in regulatory thresholds resulting from Swiss regulatory CET1 adjustments.
2 Primarily includes differences in credit risk multiplier.
Swiss statistics - Basel III
	Group			Bank
end of	2015		2014	2015		2014
Capital development (CHF million)
CET1 capital	42,072		43,322	40,013		40,853
Swiss regulatory adjustments [1]	(143)		(133)	(117)		(111)
Swiss CET1 capital	41,929		43,189	39,896		40,742
High-trigger capital instruments	9,244	[2]	8,893	9,350	[3]	8,944
Low-trigger capital instruments	9,243	[4]	9,406	8,320	[5]	8,480
Additional tier 1 and tier 2 instruments subject to phase-out	5,586		6,663	5,586		6,669
Deductions from additional tier 1 and tier 2 capital	(3,463)		(7,533)	(3,027)		(6,835)
Swiss total eligible capital	62,539		60,618	60,125		58,000
Capital ratios (%)
Swiss CET1 ratio	14.2		14.8	13.9		14.3
Swiss total capital ratio	21.1		20.7	20.9		20.4
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Consists of CHF 6.6 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
3 Consists of CHF 6.6 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
4 Consists of CHF 5.1 billion additional tier 1 instruments and CHF 4.1 billion tier 2 instruments.
5 Consists of CHF 4.2 billion additional tier 1 instruments and CHF 4.1 billion tier 2 instruments.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.
Swiss capital requirements and coverage
	Group						Bank
	Capital requirements						Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	2015	Minimum component	Buffer component		Progressive component	Excess	2015
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	295.9	–	–		–	–	287.9
2015 Swiss capital requirements [1]
Minimum Swiss capital ratio	4.50%	5.12%	[2]	2.54%	–	12.16%	4.50%	5.12%	[2]	2.54%	–	12.16%
Minimum Swiss capital (CHF billion)	13.3	15.2		7.5	–	36.0	13.0	14.8		7.3	–	35.0
Swiss capital coverage (CHF billion)
Swiss CET1 Capital	13.3	8.5		–	20.1	41.9	13.0	8.3		–	18.7	39.9
High-trigger capital instruments	–	6.7		–	2.6	9.2	–	6.5		–	2.9	9.4
Low-trigger capital instruments	–	–		7.5	1.8	9.2	–	–		7.3	1.0	8.3
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	5.6	5.6	–	–		–	5.6	5.6
Deductions from additional tier 1 and tier 2 capital	–	–		–	(3.5)	(3.5)	–	–		–	(3.0)	(3.0)
Swiss total eligible capital	13.3	15.2		7.5	26.6	62.5	13.0	14.8		7.3	25.1	60.1
Capital ratios (%)
Swiss total capital ratio	4.50%	5.12%		2.54%	8.98%	21.14%	4.50%	5.12%		2.54%	8.73%	20.89%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of risk-weighted assets.
2 Excludes countercyclical buffer that was required as of September 30, 2013.

Credit risk
General
Credit risk consists of the following categories:
– Credit risk by asset class
– Securitization risk in the banking book
– Equity type securities in the banking book
– CVA risk
– Exposures below 15% threshold
– CCP risk
– Settlement risk
– Other items
> Refer to “Credit risk” (pages 151 to 153 and pages 166 to 178) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for information on our credit risk management approach, ratings and risk mitigation and impaired exposures and allowances.
Credit risk by asset class
General
For regulatory purposes, we categorize our exposures into asset classes with different underlying risk characteristics including type of counterparty, size of exposure and type of collateral. The asset class categorization is driven by regulatory rules from the Basel framework.
The following table presents the description of credit risk by asset class under the Basel framework (grouped as either institutional or retail) and the related regulatory approaches used.
Credit risk by asset class - Overview
Asset class	Description	Approaches

Institutional credit risk (mostly in the investment banking businesses)
Sovereigns	Exposures to central governments, central banks, BIS, the International Monetary Fund, the European Central Bank and eligible MDB.	PD/LGD for most portfolios Standardized for banking book treasury liquidity positions and other assets
Other institutions	Exposures to public bodies with the right to raise taxes or whose liabilities are guaranteed by a public sector entity.	PD/LGD for most portfolios Standardized for banking book treasury liquidity positions and other assets
Banks	Exposures to banks, securities firms, stock exchanges and those MDB that do not qualify for sovereign treatment.	PD/LGD for most portfolios SRW for unsettled trades Standardized for banking book treasury liquidity positions and other assets
Corporates	Exposures to corporations (except small businesses) and public sector entities with no right to raise taxes and whose liabilities are not guaranteed by a public entity. The Corporate asset class also includes specialized lending, in which the lender looks primarily to a single source of revenues to cover the repayment obligations and where only the financed asset serves as security for the exposure (e.g., income producing
	real estate or commodities finance).	PD/LGD for most portfolios SRW for Investment Banking specialized lending exposures Standardized for banking book treasury liquidity positions and other assets

Retail credit risk (mostly in the private, corporate and institutional banking businesses)
Residential mortgages	Includes exposures secured by residential real estate collateral occupied or let by the borrower.	PD/LGD
Qualifying revolving retail	Includes credit card receivables and overdrafts.	PD/LGD
Other retail	Includes loans collateralized by securities, consumer loans, leasing and small business exposures.	PD/LGD Standardized for other assets

Other credit risk
Other exposures	Includes exposures with insufficient information to treat under the A-IRB approach or to allocate under the Standardized approach into any other asset class.	Standardized

Gross credit exposures, risk-weighted assets and capital requirement
The following table presents the derivation of risk-weighted assets from the gross credit exposures (pre- and post-substitution), broken down by regulatory approach and by the credit asset class under the Basel framework.
Gross credit exposures and risk-weighted assets by regulatory approach
end of	2015						2014
	Exposure			Risk- weighted assets	Capital require- ment	[1]	Exposure			Risk- weighted assets	Capital require- ment	[1]
	Pre- substitution	[2]	Post- substitution				Pre- substitution	[2]	Post- substitution
A-IRB (CHF million)
PD/LGD
Sovereigns	93,131		88,206	3,564	285		83,167		77,037	3,714	297
Other institutions	1,709		1,752	376	30		2,306		2,381	532	43
Banks	29,861		35,579	9,483	759		33,324		38,062	10,608	849
Corporates	195,953		195,117	83,867	6,709		202,960		204,277	83,192	6,655
Total institutional	320,654		320,654	97,290	7,783		321,757		321,757	98,046	7,844
Residential mortgage	102,020		102,020	12,158	973		101,350		101,350	11,117	889
Qualifying revolving retail	876		876	259	21		672		672	238	19
Other retail	79,515		79,515	13,131	1,050		78,449		78,449	11,509	921
Total retail	182,411		182,411	25,548	2,044		180,471		180,471	22,864	1,829
Total PD/LGD	503,065		503,065	122,838	9,827		502,228		502,228	120,910	9,673
Supervisory risk weights (SRW)
Banks	13		13	3	0		26		26	5	0
Corporates	4,437		4,437	3,173	254		3,516		3,516	2,939	236
Total institutional	4,450		4,450	3,176	254		3,542		3,542	2,944	236
Total SRW	4,450		4,450	3,176	254		3,542		3,542	2,944	236
Total A-IRB	507,515		507,515	126,014	10,081		505,770		505,770	123,854	9,908
Standardized (CHF million)
Sovereigns	17,321		17,321	452	36		7,306		7,306	453	36
Other institutions	79		79	16	1		175		175	35	3
Banks	303		303	69	5		319		319	74	6
Corporates	25		25	25	2		115		115	92	7
Total institutional	17,728		17,728	562	44		7,915		7,915	654	52
Other retail	120		120	120	10		184		184	149	12
Total retail	120		120	120	10		184		184	149	12
Other exposures	5,444		5,444	2,960	237		7,704		7,704	2,986	239
Total standardized	23,292		23,292	3,642	291		15,803		15,803	3,789	303

Total	530,807		530,807	129,656	10,372		521,573		521,573	127,643	10,211
of which counterparty credit risk [3]	84,781		84,781	21,104	1,688		99,099		99,099	25,916	2,073
1 Calculated as 8% of risk-weighted assets.
2
Gross credit exposures are shown pre- and post-substitution as, in certain circumstances, credit risk mitigation is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.

3 Includes derivatives and securities financing transactions.

Gross credit exposures and risk-weighted assets
	2015			2014
	End of	Monthly average	Risk- weighted assets	End of	Monthly average	Risk- weighted assets
Gross credit exposures (CHF million)
Loans, deposits with banks and other assets [1]	376,594	370,188	79,454	361,177	337,904	75,807
Guarantees and commitments	69,432	65,292	29,098	61,297	61,307	25,920
Securities financing transactions	31,046	34,945	6,195	35,131	35,399	6,495
Derivatives	53,735	64,160	14,909	63,968	63,666	19,421
Total	530,807	534,585	129,656	521,573	498,276	127,643
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.
Geographic distribution of gross credit exposures
end of	Switzerland	EMEA	Americas	Asia Pacific	Total
2015 (CHF million)
Loans, deposits with banks and other assets [1]	176,454	84,962	80,814	34,364	376,594
Guarantees and commitments	12,001	16,977	38,179	2,275	69,432
Securities financing transactions	2,404	11,555	12,965	4,122	31,046
Derivatives	6,319	28,302	14,726	4,388	53,735
Total	197,178	141,796	146,684	45,149	530,807
2014 (CHF million)
Loans, deposits with banks and other assets [1]	165,629	86,004	78,004	31,540	361,177
Guarantees and commitments	12,509	14,584	31,931	2,273	61,297
Securities financing transactions	2,182	11,857	16,965	4,127	35,131
Derivatives	6,818	31,675	19,462	6,013	63,968
Total	187,138	144,120	146,362	43,953	521,573
The geographic distribution is based on the country of incorporation or the nationality of the counterparty, shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.
Industry distribution of gross credit exposures
end of	Financial institutions	Commercial	Consumer	Public authorities	Total
2015 (CHF million)
Loans, deposits with banks and other assets [1]	9,600	134,767	134,235	97,992	376,594
Guarantees and commitments	7,870	58,329	2,038	1,195	69,432
Securities financing transactions	7,993	21,750	0	1,303	31,046
Derivatives	10,623	32,917	2,967	7,228	53,735
Total	36,086	247,763	139,240	107,718	530,807
2014 (CHF million)
Loans, deposits with banks and other assets [1]	10,921	140,659	131,581	78,016	361,177
Guarantees and commitments	6,885	51,319	2,058	1,035	61,297
Securities financing transactions	7,599	23,929	9	3,594	35,131
Derivatives	12,269	41,968	2,928	6,803	63,968
Total	37,674	257,875	136,576	89,448	521,573
Exposures are shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Remaining contractual maturity of gross credit exposures
end of	within 1 year	[1]	within 1-5 years	Thereafter	Total
2015 (CHF million)
Loans, deposits with banks and other assets [2]	178,341		146,768	51,485	376,594
Guarantees and commitments	21,644		44,532	3,256	69,432
Securities financing transactions	30,857		189	0	31,046
Derivatives	14,551		18,827	20,357	53,735
Total	245,393		210,316	75,098	530,807
2014 (CHF million)
Loans, deposits with banks and other assets [2]	204,879		105,497	50,801	361,177
Guarantees and commitments	19,514		39,686	2,097	61,297
Securities financing transactions	34,690		434	7	35,131
Derivatives	22,420		18,940	22,608	63,968
Total	281,503		164,557	75,513	521,573
1 Includes positions without agreed residual contractual maturity.
2 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.
Portfolios subject to PD/LGD approach
Rating models
The majority of the credit rating models used in Credit Suisse are developed internally by Credit Analytics, a specialized unit in Credit Risk Management (CRM). These models are independently validated by Model Risk Management team prior to use in the Basel III regulatory capital calculation, and thereafter on a regular basis. Credit Suisse also uses models purchased from recognized data and model providers (e.g. credit rating agencies). These models are owned by Credit Analytics and are validated internally and follow the same governance process as models developed internally.
All new or material changes to rating models are subject to a robust governance process. Post development and validation of a rating model or model change, the model is taken through a number of committees where model developers, validators and users of the models discuss the technical and regulatory aspects of the model. The relevant committees opine on the information provided and decide to either approve or reject the model or model change. The ultimate decision making committee is the Risk Processes and Standards Committee (RPSC). The responsible Executive Board Member for the RPSC is the Chief Risk Officer. The RPSC sub-group responsible for credit risk models is the Credit Methodology Steering Committee (CMSC). RPSC or CMSC also review and monitor the continued use of existing models on an annual basis.

The following table provides an overview of the main PD and LGD models used by Credit Suisse. It reflects the portfolio segmentation from a credit risk model point of view, showing the risk-weighted assets, type and number of the most significant models, and the loss period available for model development by portfolio. As the table follows an internal risk segmentation and captures the most significant models only, these figures do not match regulatory asset class or other A-IRB based segmentation.
Main PD and LGD models used by Credit Suisse
				PD		LGD
Portfolio	Asset class	Risk-weighted assets (in CHF billion)	Number of years loss data	No. of models	Model comment	No. of models	Model comment
							Statistical and hybrid models using e.g. industry and counterparty segmentation, collateral types and amounts, seniority and other transaction specific factors with granularity enhancements by public research and expert judgement
Corporates	Corporates, retail	42	>15 years	5	Statistical scorecards using e.g. balance sheet, profit & loss data and qualitative factors	3
Banks and other financial institutions	Banks, corporates	8	>30 years	2	Statistical scorecard and constrained expert judgement using e.g. balance sheet, profit & loss data and qualitative factors
Funds	Corporates	10	>10 years	5	Statistical scorecards using e.g. net asset value, volatility of returns and qualitative factors
							Statistical model using e.g. counterparty segmentation, collateral types and amounts
Residential mortgages	Retail	8	>10 years	1	Statistical scorecard using e.g. loan-to-value, affordability, assets and qualitative factors	1
Income producing real estate	Specialized lending, retail	14	>10 years	2	Statistical scorecards using e.g. loan-to-value, debt service coverage and qualitative factors
Commodity traders	Corporates, specialized lending	3	>10 years	1	Statistical scorecard using e.g. volume, liquidity and duration of financed commodity transactions
Sovereign and public entities	Sovereign, corporates	3	>10 years	3	Statistical scorecards and constrained expert judgement using e.g. GDP, financials and qualitative factors	2	Statistical models using e.g. industry and counterparty segmentation, collateral types and amounts, seniority and other transaction specific factors
Ship finance	Specialized lending	2	>10 years	1	Simulation model using e.g. freight rates, time charter agreements, operational expenses and debt service coverage	1	Simulation model using e.g. freight rates, time charter agreements, operational expenses and debt service coverage
Lombard	Retail	8	>10 years	1	Merton type model using e.g. loan-to-value, collateral volatility and counterparty attributes	1	Merton type model using e.g. loan-to-value, collateral volatility and counterparty attributes
Model development
The techniques to develop models are carefully selected by Credit Analytics to meet industry standards in the banking industry as well as regulatory requirements. The models are developed to exhibit “through-the-cycle” characteristics, reflecting a probability of default in a 12 month period across the credit cycle.
All models have clearly defined model owners who have primary responsibility for development, enhancement, review, maintenance and documentation. The models have to pass statistical performance tests, where feasible, followed by usability tests by designated CRM experts to proceed to formal approval and implementation. The development process of a new model is thoroughly documented and foresees a separate schedule for model updates.
The level of calibration of the models is based on a range of inputs, including internal and external benchmarks where available. Additionally, the calibration process ensures that the estimated calibration level accounts for variations of default rates through the economic cycle and that the underlying data contains a representative mix of economic states. Conservatism is incorporated in the model development process to compensate for any known or suspected limitations and uncertainties.
Model validation
Model validation for risk capital models is performed by the Model Risk Management function. Model governance is subject to clear and objective internal standards as outlined in the Model Risk Management policy and the Model Validation Policy. The governance framework ensures a consistent and meaningful approach for the validation of models in scope across the bank. All models whose outputs fall into the scope of the Basel internal model framework are subject to full independent validation. Externally developed models are subject to the same governance and validation standards as internal models.
The governance process requires each in scope model to be validated and approved before go-live; the same process is followed for material changes to an existing model. Existing models are subject to an ongoing governance process which requires each model to be periodically validated and the performance to be monitored annually. The validation process is a comprehensive quantitative and qualitative assessment with goals that include:
– to confirm that the model remains conceptually sound and the model design is suitable for its intended purpose;
– to verify that the assumptions are still valid and weaknesses and limitations are known and mitigated;
– to determine that the model outputs are accurate compared to realized outcome;
– to establish whether the model is accepted by the users and used as intended with appropriate data governance;
– to check whether a model is implemented correctly;
– to ensure that the model is fully transparent and sufficiently documented.
To meet these goals, models are validated against a series of quantitative and qualitative criteria. Quantitative analyses may include a review of model performance (comparison of model output against realized outcome), calibration accuracy against the longest time series available, assessment of a model’s ability to rank order risk and performance against available benchmarks. Qualitative assessment typically includes a review of the appropriateness of the key model assumptions, the identification of the model limitations and their mitigation, and ensuring appropriate model use. The modeling approach is re-assessed in light of developments in the academic literature and industry practice.
Results and conclusions are presented to senior risk management including the RPSC; shortcomings and required improvements identified during validation must be remediated within an agreed deadline. The Model Risk Management function is independent of model developers and users and has the final say on the content of each validation report.
Stress testing of parameters
The potential biases in PD estimates in unusual market conditions are accounted for by the use of long run average estimates. Credit Suisse additionally uses stress-testing when back-testing PD models. When predefined thresholds are breached during back-testing, a review of the calibration level is undertaken. For LGD/CCF calibration stress testing is applied in defining Downturn LGD/CCF values, reflecting potentially increased losses during stressed periods.
Descriptions of the rating processes
All counterparties that Credit Suisse is exposed to are assigned an internal credit rating. The rating is assigned at the time of initial credit approval and subsequently reviewed and updated on an ongoing basis. Rating determination is based on relevant quantitative data (such as financial statements and financial projections) and qualitative factors relating to the counterparty which is used by CRM by employing a quantitative model which incorporates expert judgement through a well governed model override process in the assignment of a credit rating or PD, which measures the counterparty’s risk of default over a one-year period.
Counterparty and transaction rating process – Corporates (excluding corporates managed on the Swiss platform), banks and sovereigns (primarily in the investment banking businesses)
Where rating models are used, the models are an integral part of the rating process, and the outputs from the models are complemented with other relevant information by credit officers via a robust model-override framework where information not captured by the models is taken into account by experienced credit officers. In addition to the information captured by the rating models, credit officers make use of peer analysis, industry comparisons, external ratings and research and the judgment of credit experts to complement the model ratings. This analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals. Where rating models are not used the assignment of credit ratings is based on a well-established expert judgment based process which captures key factors specific to the type of counterparty.
For structured and asset finance deals, the approach is more quantitative. The focus is on the performance of the underlying assets, which represent the collateral of the deal. The ultimate rating is dependent upon the expected performance of the underlying assets and the level of credit enhancement of the specific transaction. Additionally, a review of the originator and/or servicer is performed. External ratings and research (rating agency and/or fixed income and equity), where available, are incorporated into the rating justification, as is any available market information (e.g., bond spreads, equity performance).
Transaction ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed include seniority, industry and collateral. The analysis emphasizes a forward looking approach.
Counterparty and transaction rating process – Corporates managed on the Swiss platform, mortgages and other retail (primarily in the private, corporate and institutional banking businesses)
For corporates managed on the Swiss platform and mortgage lending, the PD is calculated directly by proprietary statistical rating models, which are based on internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level for mortgage lending and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus). In this case, an equivalent rating is assigned for reporting purposes, based on the PD band associated with each rating. Collateral loans (margin lending), which form the largest part of “Other retail”, is also following an individual PD and LGD approach for loans managed on the Swiss platform, while a pool PD and pool LGD approach is followed elsewhere. Both approaches are calibrated to historical loss experience. Most of the collateral loans are loans collateralized by securities.

The internal rating grades are mapped to the Credit Suisse Internal Masterscale. The PDs assigned to each rating grade are reflected in the following table.
Credit Suisse counterparty ratings
Ratings	PD bands (%)	Definition	S&P	Fitch	Moody's	Details
AAA	0.000 - 0.021	Substantially risk free	AAA	AAA	Aaa	Extremely low risk, very high long-term stability, still solvent under extreme conditions
AA+ AA AA-	0.021 - 0.027 0.027 - 0.034 0.034 - 0.044	Minimal risk	AA+ AA AA-	AA+ AA AA-	Aa1 Aa2 Aa3	Very low risk, long-term stability, repayment sources sufficient under lasting adverse conditions, extremely high medium-term stability
A+ A A-	0.044 - 0.056 0.056 - 0.068 0.068 - 0.097	Modest risk	A+ A A-	A+ A A-	A1 A2 A3	Low risk, short- and mid-term stability, small adverse developments can be absorbed long term, short- and mid-term solvency preserved in the event of serious difficulties
BBB+ BBB BBB-	0.097 - 0.167 0.167 - 0.285 0.285 - 0.487	Average risk	BBB+ BBB BBB-	BBB+ BBB BBB-	Baa1 Baa2 Baa3	Medium to low risk, high short-term stability, adequate substance for medium-term survival, very stable short term
BB+ BB BB-	0.487 - 0.839 0.839 - 1.442 1.442 - 2.478	Acceptable risk	BB+ BB BB-	BB+ BB BB-	Ba1 Ba2 Ba3	Medium risk, only short-term stability, only capable of absorbing minor adverse developments in the medium term, stable in the short term, no increased credit risks expected within the year
B+ B B-	2.478 - 4.259 4.259 - 7.311 7.311 - 12.550	High risk	B+ B B-	B+ B B-	B1 B2 B3	Increasing risk, limited capability to absorb further unexpected negative developments
CCC+ CCC CCC- CC	12.550 - 21.543 21.543 - 100.00 21.543 - 100.00 21.543 - 100.00	Very high risk	CCC+ CCC CCC- CC	CCC+ CCC CCC- CC	Caa1 Caa2 Caa3 Ca	High risk, very limited capability to absorb further unexpected negative developments
C D1 D2	100 Risk of default has materialized	Imminent or actual loss	C D	C D	C	Substantial credit risk has materialized, i.e. counterparty
is distressed and/or non-performing. Adequate specific
provisions must be made as further adverse developments
will result directly in credit losses.
Transactions rated C are potential problem loans; those rated D1 are non-performing assets and those rated D2 are non-interest earning.
Use of internal ratings
Internal ratings play an essential role in the decision-making and the credit approval processes. The portfolio credit quality is set in terms of the proportion of investment and non-investment grade exposures. Investment/non-investment grade is determined by the internal rating assigned to a counterparty.
Internal counterparty ratings (and associated PDs), transaction ratings (and associated LGDs) and CCF for loan commitments are inputs to risk-weighted assets and Economic Risk Capital (ERC) calculations. Model outputs are the basis for risk-adjusted-pricing or assignment of credit competency levels.
The internal ratings are also integrated into the risk management reporting infrastructure and are reviewed in senior risk management committees. These committees include the Chief Executive Officer, Chief Credit Officer (CCO), Regional CCO, RPSC and Capital Allocation Risk Management Committee (CARMC).
Credit Risk Review
In 2015, the Group strengthened the Credit Risk Review (CCR) function and established a direct reporting line to the Board’s Risk Committee. CCR is a control function independent from CRM and provides regular assessments of the Group’s credit exposures and credit risk management practices. CCR is responsible for performing cycled and continuous credit monitoring activities, including:
– identifying credit exposures with potential weaknesses;
– assessing the accuracy and consistency of Group counterparty and transaction ratings;
– assessing compliance with internal and regulatory requirements for credit risk management;
– ensuring compliance with regulatory and supervisory statements where CRR is designated as a control function;
– reporting trends and material review recommendations to the Risk Committee and senior management.

Institutional credit exposures by counterparty rating under PD/LGD approach
	2015					2014
	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)
Sovereigns
AAA	46,768	3.22	0.54		22	33,353	5.56	0.79		21
AA	33,718	6.33	2.00		221	36,154	6.36	1.72		137
A	3,063	10.84	2.60		–	1,185	38.52	14.36		–
BBB	3,065	41.51	32.04		–	5,349	44.82	29.03		2
BB	1,257	48.79	66.95		–	711	26.91	56.96		–
B or lower	335	41.40	159.58		2	281	42.48	173.03		–
Default (net of specific provisions)	–	–	–		–	4	–	–		–
Total credit exposure	88,206	–	–		245	77,037	–	–		160
Exposure-weighted average CCF (%) [2]	99.83	–	–		–	99.79	–	–		–
Other institutions
AAA	–	–	–		–	–	–	–		–
AA	973	44.02	10.25		204	1,538	45.21	10.82		227
A	259	42.50	16.18		44	174	40.42	16.81		39
BBB	482	44.86	40.73		96	536	43.41	38.93		101
BB	5	42.28	85.14		–	47	43.73	75.48		6
B or lower	33	12.19	36.81		4	86	27.37	72.76		4
Default (net of specific provisions)	0	–	–		–	–	–	–		–
Total credit exposure	1,752	–	–		348	2,381	–	–		377
Exposure-weighted average CCF (%) [2]	70.17	–	–		–	75.27	–	–		–
Banks
AAA	–	–	–		–	–	–	–		–
AA	7,543	51.68	11.18		761	7,577	51.00	11.75		930
A	19,850	53.16	15.65		2,578	20,779	51.76	17.85		2,599
BBB	5,079	46.30	40.04		312	6,603	45.39	41.00		278
BB	2,641	51.47	83.54		50	2,364	49.70	77.06		74
B or lower	397	50.94	172.99		19	587	40.17	124.04		46
Default (net of specific provisions)	69	–	–		11	152	–	–		–
Total credit exposure	35,579	–	–		3,731	38,062	–	–		3,927
Exposure-weighted average CCF (%) [2]	94.89	–	–		–	94.46	–	–		–
Corporates
AAA	–	–	–		–	–	–	–		–
AA	39,447	46.01	10.86		7,993	46,771	48.29	12.97		8,522
A	38,437	46.28	17.93		11,804	46,692	38.79	16.28		10,783
BBB	49,490	37.12	35.59		12,196	49,069	35.93	34.05		10,280
BB	48,931	32.73	62.98		10,620	43,584	33.60	67.54		6,515
B or lower	17,015	27.17	104.13		5,625	17,312	30.47	102.92		6,181
Default (net of specific provisions)	1,797	–	–		81	849	–	–		20
Total credit exposure	195,117	–	–		48,319	204,277	–	–		42,301
Exposure-weighted average CCF (%) [2]	73.74	–	–		–	75.87	–	–		–
Total institutional credit exposure	320,654	–	–		52,643	321,757	–	–		46,765
1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%.
2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach
	2015					2014
	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	Undrawn commit- ments (CHF m)
Residential mortgages
0.00%-0.15%	96,708	15.30	9.27		1,222	95,468	15.74	8.46	1,298
0.15%-0.30%	3,232	23.28	35.12		77	3,695	28.75	29.50	102
0.30%-1.00%	1,728	23.56	57.94		15	1,820	28.97	52.53	26
1.00% and above	129	22.45	114.65		–	148	24.98	100.87	–
Defaulted (net of specific provisions)	223	–	–		3	219	–	–	1
Total credit exposure	102,020	–	–		1,317	101,350	–	–	1,427
Exposure-weighted average CCF (%) [2]	98.15	–	–		–	97.94	–	–	–
Qualifying revolving retail
0.00%-0.15%	–	–	–		–	–	–	–	–
0.15%-0.30%	–	–	–		–	–	–	–	–
0.30%-1.00%	769	50.00	23.35		–	491	50.00	23.35	–
1.00% and above	106	20.00	60.59		–	180	20.00	60.59	–
Defaulted (net of specific provisions)	1	–	–		–	1	–	–	–
Total credit exposure	876	–	–		–	672	–	–	–
Exposure-weighted average CCF (%) [2]	99.98	–	–		–	99.98	–	–	–
Other retail
0.00%-0.15%	68,647	55.15	8.66		1,239	72,559	53.58	10.55	1,192
0.15%-0.30%	2,271	62.87	35.12		45	924	60.79	31.91	73
0.30%-1.00%	3,786	46.27	45.06		90	2,406	44.30	48.46	73
1.00% and above	4,444	57.99	80.41		45	2,407	46.39	65.96	48
Defaulted (net of specific provisions)	367	–	–		2	153	–	–	3
Total credit exposure	79,515	–	–		1,421	78,449	–	–	1,389
Exposure-weighted average CCF (%) [2]	94.69	–	–		–	94.91	–	–	–
Total retail credit exposure	182,411	–	–		2,738	180,471	–	–	2,816
1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%.
2 Calculated before credit risk mitigation.

Loss analysis – regulatory expected loss vs. cumulative actual loss
The following table shows the regulatory expected loss as of the beginning of the years compared with the cumulative actual loss incurred during the year ended December 31, 2015 and 2014, respectively, for those portfolios where credit risk is calculated using the IRB approach.
Analysis of expected loss vs. cumulative actual loss
	2015		2014
	Expected loss (beginning of year)	Cumulative actual loss	Expected loss (beginning of year)	Cumulative actual loss
Losses (CHF million)
Sovereigns	19	0	13	0
Banks	300	235	275	221
Other institutions	2	187	2	260
Corporates [1]	1,741	1,079	1,496	903
Residential mortgages	84	25	93	23
Other retail (including qualifying revolving retail)	311	164	315	272
Total losses	2,457	1,690	2,194	1,679
1 Excludes specialized lending portfolios that are not subject to the PD/LGD approach.
Regulatory expected loss
Regulatory expected loss is a Basel III measure based on Pillar 1 metrics which is an input to the capital adequacy calculation. Regulatory expected loss can be seen as an expectation of average future loss as derived from our IRB models, and is not a prediction of future impairment. For non-defaulted assets, regulatory expected loss is calculated using PD and downturn estimates of LGD and CCF. For the calculation of regulatory expected loss for defaulted accrual accounted assets, PD is 100% and LGD is based on an estimate of likely recovery levels for each asset.
Cumulative actual loss
Cumulative actual loss comprises two parts: the opening impairment balance and the specific impairment losses for loans held at amortized cost and actual value charges providing an equivalent impairment measure for both fair value loans and counterparty exposures as if these were loans held at amortized cost (excluding any realized CDS gains). The actual value charges may not necessarily be the same as the fair value movements recorded through the consolidated statements of operations.
Cumulative actual loss can also include charges against assets that were originated during the year and were therefore outside of the scope of the regulatory expected loss calculated at the beginning of the year. Cumulative actual loss does not include the effects on the impairment balance of amounts written off during the year.
The average cumulative actual loss over the last two years is below the expected loss estimates reflecting a level of conservatism in the corporate and residential mortgage rating models.
The following table presents the components of the cumulative actual loss.
Cumulative actual loss
	2015				2014
	Opening impairment balance	Specific impairment losses	Actual value charges	Total actual loss	Opening impairment balance	Specific impairment losses	Actual value charges	Total actual loss
CHF million
Sovereigns	0	0	0	0	77	0	(77)	0
Banks	243	0	(8)	235	221	0	0	221
Other institutions	193	0	(6)	187	187	(3)	76	260
Corporates [1]	622	256	201	1,079	611	124	168	903
Residential mortgages	22	3	0	25	25	(2)	0	23
Other retail	91	73	0	164	196	76	0	272
Total	1,171	332	187	1,690	1,317	195	167	1,679
1 Excludes specialized lending portfolios that are not subject to the PD/LGD approach.

Credit Model Performance – estimated vs. actual
The following tables present the estimated and actual PD, LGD and CCF for assets under the IRB approach. They represent multi-year averages and, hence, are not intended to predict outcomes in any particular year, and cannot be regarded as predictions of the corresponding actual reported results.
Estimated PD, LGD and CCF are taken from each model and then mapped to the regulatory asset class. In the tables below, the comparison between actual and estimated parameters is derived from the latest available internal multi-year model development and calibration data. Disclosed numbers are not directly comparable to previous years due to extension of the covered period.
Analysis of expected credit model performance vs. actual results – private, corporate and institutional banking businesses
	PD of total portfolio (%)		LGD of defaulted assets (%)
	Estimated	Actual	Estimated	Actual
Corporates	0.77	0.39	38	25
Residential mortgages	0.36	0.12	15	7
Other retail
Lombard	0.09	0.04	65	29
Other	2.27	1.85	32	23
CCF of defaulted assets only disclosed on a total private, corporate and institutional banking businesses basis. Estimated CCF: 27%; actual CCF: 16%.
Analysis of expected credit model performance vs. actual results – investment banking businesses
	PD of total portfolio (%)		LGD of defaulted assets (%)
	Estimated	Actual	Estimated	Actual
Sovereigns	1.69	0.31	52	2
Banks	1.64	0.23	50	19
Corporates and other institutions	2.12	0.35	36	35
CCF of defaulted assets only disclosed on a total investment banking businesses basis. Estimated CCF: 63%; actual CCF: 55%.
Portfolios subject to the standardized and supervisory risk weights approaches
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized ECAIs or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach. Balances include banking book treasury liquidity positions.
Supervisory risk weights approach
For specialized lending exposures, internal rating grades are mapped to one of five supervisory categories, associated with a specific risk weight under the SRW approach.
Equity IRB Simple approach
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach, which differentiates by equity sub-asset types (listed equity and all other equity positions). From January 1, 2014, the risk weighting for private equity positions was increased to 400%, in line with the treatment applied to other equity positions.

Standardized and supervisory risk weighted exposures after risk mitigation by risk weighting bands
end of	Standardized approach	SRW	Equity IRB Simple	Total
2015 (CHF million)
0%	17,730	196	0	17,926
>0%-50%	2,447	1,002	0	3,449
>50%-100%	3,115	2,906	0	6,021
>100%-200%	0	319	0	319
>200%-400%	0	27	3,175	3,202
Total	23,292	4,450	3,175	30,917
2014 (CHF million)
0%	11,436	43	0	11,479
>0%-50%	832	445	0	1,277
>50%-100%	3,535	2,951	0	6,486
>100%-200%	0	3	0	3
>200%-400%	0	100	3,834	3,934
Total	15,803	3,542	3,834	23,179
Credit risk mitigation used for A-IRB and standardized approaches
Credit risk mitigation processes used under the A-IRB and standardized approaches include on- and off-balance sheet netting and utilizing eligible collateral as defined under the IRB approach.
Netting
> Refer to “Derivative instruments” (pages 174 to 176) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk and to “Note 1 – Summary of significant accounting policies” (pages 261 to 262) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for information on policies and procedures for on- and off-balance sheet netting.
> Refer to “Note 27 – Offsetting of financial assets and financial liabilities” (pages 299 to 302) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on the offsetting of derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions.
Collateral valuation and management
The policies and processes for collateral valuation and management are driven by:
– a legal document framework that is bilaterally agreed with our clients; and
– a collateral management risk framework enforcing transparency through self-assessment and management reporting.
For collateralized portfolio by marketable securities, the valuation is performed daily. Exceptions are governed by the calculation frequency described in the legal documentation. The mark-to-market prices used for valuing collateral are a combination of firm and market prices sourced from trading platforms and service providers, where appropriate. The management of collateral is standardized and centralized to ensure complete coverage of traded products.
For the mortgage lending portfolio of the private, corporate and institutional banking businesses, real estate property is valued at the time of credit approval and periodically afterwards, according to our internal policies and controls, depending on the type of loan (e.g., residential, commercial) and loan-to-value ratio.
Primary types of collateral
The primary types of collateral are described below.
Collateral securing foreign exchange transactions and OTC trading activities primarily includes:
– Cash and US Treasury instruments; and
– G-10 government securities.
Collateral securing loan transactions primarily includes:
– Financial collateral pledged against loans collateralized by securities of clients of the private, corporate and institutional banking businesses (primarily cash and marketable securities);
– Real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties; and
– Other types of lending collateral, such as accounts receivable, inventory, plant and equipment.

Concentrations within risk mitigation
Our investment banking businesses are active participants in the credit derivatives market and trades with a variety of market participants, principally commercial banks and broker dealers. Credit derivatives are primarily used to mitigate investment grade counterparty exposures.
Concentrations in our lending portfolio of the private, corporate and institutional banking businesses arise due to a significant volume of mortgages in Switzerland. The financial collateral used to secure loans collateralized by securities worldwide is generally diversified and the portfolio is regularly analyzed to identify any underlying concentrations, which may result in lower loan-to-value ratios.
> Refer to “Credit risk” (pages 151 to 153) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for further information on risk mitigation.
Credit risk mitigation used for A-IRB and standardized approaches
end of	Eligible financial collateral	Other eligible IRB collateral	Eligible guarantees/ credit derivatives
2015 (CHF million)
Sovereigns	290	0	5,308
Other institutions	14	84	101
Banks	973	0	1,114
Corporates	8,526	36,275	19,762
Residential mortgages	3,996	82,884	29
Other retail	67,114	3,669	263
Total	80,913	122,912	26,577
2014 (CHF million)
Sovereigns	711	0	6,823
Other institutions	3	103	96
Banks	1,684	0	1,025
Corporates	6,761	34,408	17,951
Residential mortgages	3,817	81,933	45
Other retail	66,347	4,325	244
Total	79,323	120,769	26,184
Excludes collateral used to adjust EAD (e.g. as applied under the internal models method).
Counterparty credit risk
Counterparty exposure
Counterparty credit risk arises from OTC and exchange-traded derivatives, repurchase agreements, securities lending and borrowing and other similar products and activities. The subsequent credit risk exposures depend on the value of underlying market factors (e.g., interest rates and foreign exchange rates), which can be volatile and uncertain in nature.
We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Credit limits
All credit exposure is approved, either by approval of an individual transaction/facility (e.g., lending facilities), or under a system of credit limits (e.g., OTC derivatives). Credit exposure is monitored daily to ensure it does not exceed the approved credit limit. These credit limits are set either on a potential exposure basis or on a notional exposure basis. Potential exposure means the possible future value that would be lost upon default of the counterparty on a particular future date, and is taken as a high percentile of a distribution of possible exposures computed by our internal exposure models. Secondary debt inventory positions are subject to separate limits that are set at the issuer level.
> Refer to “Credit risk” (pages 166 to 178) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for further information on counterparty credit risk, including transaction rating, credit approval process and provisioning.
Wrong-way exposures
Correlation risk arises when we enter into a financial transaction where market rates are correlated to the financial health of the counterparty. In a wrong-way trading situation, our exposure to the counterparty increases while the counterparty’s financial health and its ability to pay on the transaction diminishes.
Capturing wrong-way risk requires the establishment of basic assumptions regarding correlations for a given trading product. We have multiple processes that allow us to capture and estimate wrong-way risk.

Credit approval and reviews
A primary responsibility of CRM is to monitor counterparty exposure and the creditworthiness of a counterparty, both at the initiation of the relationship and on an ongoing basis. Part of the review and approval process is an analysis and discussion to understand the motivation of the client and to identify the directional nature of the trading in which the client is engaged. Credit limits are agreed in line with the Group’s risk appetite framework taking into account the strategy of the counterparty, the level of disclosure of financial information and the amount of risk mitigation that is present in the trading relationship (e.g., level of collateral).
Exposure adjusted risk calculation
Material trades that feature specific wrong-way risk are applied a conservative treatment for the purpose of calculating exposure profiles. The wrong-way risk framework applies to OTC, securities financing transactions and centrally cleared trades.
Wrong-way risk arises if the exposure the Group has against a counterparty is expected to be high when the probability of default of that counterparty is also high. Wrong-way risk can affect the exposure against a counterparty in two ways:
– The mark-to-market of a trade can be large if the counterparty’s PD is high.
– The value of collateral pledged by that counterparty can be low if the counterparty’s PD is high.
Two main types of wrong-way risk are distinguished:
– “General wrong-way risk” arises when the likelihood of default by counterparties is materially positively correlated with general market risk factors.
– “Specific wrong-way risk” arises when potential exposure to a specific counterparty is materially positively correlated with the counterparty’ probability of default due to the nature of the transactions with the counterparty.
There are two variants of specific wrong-way risk:
– If there is a legal connection between the counterparty and the exposure, e.g. the Group buying a put from a counterparty on shares of that counterparty or a parent/subsidiary of that counterparty or a counterparty pledging its own shares or bonds as collateral.
– More general correlation driven specific wrong-way risk.
The presence of wrong-way risk is detected via automated checks for legal connection and via means of stress scenarios and historical time series analyses for correlation.
For those instances where a material wrong-way risk presence is detected, limit utilization and default capital are accordingly adjusted.
Regular reporting of wrong-way risk at both the individual trade and portfolio level allows wrong-way risk to be identified and corrective action taken in the case of heightened concern by CRM. Reporting occurs at various levels:
– Country exposure reporting – Exposure is reported against country limits established for emerging market countries. Exposures that exhibit wrong-way characteristics are given higher risk weighting versus non-correlated transactions, resulting in a greater amount of country limit usage for these trades.
– Counterparty exposure reporting – Transactions that contain wrong-way risk are risk-weighted as part of the daily exposure calculation process, as defined in the credit analytics exposure methodology document. This ensures that correlated transactions utilize more credit limit.
– Correlated repurchase and foreign exchange reports – Monthly reports produced by CRM capturing correlated repurchase and foreign exchange transactions. This information is reviewed by relevant CRM credit officers.
– Scenario risk reporting – In order to identify areas of potential wrong-way risk within the portfolio, a set of defined scenarios are run monthly. The scenarios are determined by CRM and involve combining existing scenario drivers with specific industries to determine where portfolios are sensitive to these stressed parameters, e.g. construction companies / rising interest rates.
– Scenario analysis is also produced for hedge funds which are exposed to particular risk sensitivities and also may have collateral concentrations due to a specific direction and strategy.
– In addition, and where required, CRM may prepare periodic trade level scenario analysis, in order to review the risk drivers and directionality of the exposure to a counterparty.
The Front Office is responsible for identifying and escalating trades that could potentially give rise to wrong-way risk.
Any material wrong-way risk at portfolio or trade level should be escalated to senior CRM executives and risk committees.
Effect of a credit rating downgrade
On a daily basis, we monitor the level of incremental collateral that would be required by derivative counterparties in the event of a Credit Suisse ratings downgrade. Collateral triggers are maintained by our collateral management department and vary by counterparty.
> Refer to “Credit ratings” (page 113) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2015 for further information on the effect of a one, two or three notch downgrade as of December 31, 2015.
The impact of downgrades in the Bank’s long-term debt ratings are considered in the stress assumptions used to determine the conservative funding profile of our balance sheet and would not be material to our liquidity and funding needs.
> Refer to “Liquidity and funding management” (pages 106 to 113) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on liquidity and funding management.

Credit exposures on derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk. Derivative exposure also includes economic hedges, where the Group enters into derivative contracts for its own risk management purposes but where the contracts do not qualify for hedge accounting under US GAAP. Derivative exposures are calculated according to regulatory methods, using either the current exposures method or approved internal models method. These regulatory methods take into account potential future movements and as a result generate risk exposures that are greater than the net replacement values disclosed for US GAAP.
As of the end of 2015, no credit derivatives were utilized that qualify for hedge accounting under US GAAP.
> Refer to “Derivative instruments” (pages 174 to 176) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2015 for further information on derivative instruments, including counterparties and their creditworthiness.
> Refer to “Note 32 – Derivative and hedging activities” (pages 325 to 330) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on the fair value of derivative instruments and the distribution of current credit exposures by types of credit exposures.
> Refer to “Note 27 – Offsetting of financial assets and financial liabilities” (pages 299 to 302) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on netting benefits, netted current credit exposures, collateral held and net derivatives credit exposure.
Derivative exposure at default after netting
end of	2015	2014
Derivative exposure at default (CHF million)
Internal models method	44,875	53,802
Current exposure method	8,860	10,166
Total derivative exposure	53,735	63,968
Collateral used for risk mitigation
end of	2015	2014
Collateral used for risk mitigation for the internal models method (CHF million)
Financial collateral - cash / securities	27,104	32,463
Other eligible IRB collateral	232	723
Total collateral used for the internal models method	27,336	33,186
Collateral used for risk mitigation for the current exposure method (CHF million)
Financial collateral - cash / securities	3,715	4,077
Other eligible IRB collateral	712	589
Total collateral used for the current exposure method	4,427	4,666
Credit derivatives that create exposures to counterparty credit risk (notional value)
end of	2015		2014
	Protection bought	Protection sold	Protection bought	Protection sold
Credit derivatives that create exposures to counterparty credit risk (CHF billion)
Credit default swaps	409.4	364.5	619.0	570.3
Total return swaps	7.7	0.1	12.5	0.1
Other credit derivatives	39.6	10.5	65.8	19.8
Total	456.7	375.1	697.3	590.2

Allowances and impaired loans
The following tables provide additional information on allowances and impaired loans by geographic distribution and changes in the allowances for impaired loans.
Geographic distribution of allowances and impaired loans
end of	Allowances individually evaluated for impairment	Allowances collectively evaluated for impairment	Total allowances	Impaired loans with specific allowances	Impaired loans without specific allowances	Total impaired loans
2015 (CHF million)
Switzerland	433	171	604	1,078	185	1,263
EMEA	8	9	17	56	65	121
Americas	175	32	207	275	113	388
Asia Pacific	34	4	38	201	0	201
Total	650	216	866	1,610	363	1,973
2014 (CHF million)
Switzerland	451	170	621	1,051	69	1,120
EMEA	11	8	19	72	17	89
Americas	78	33	111	174	7	181
Asia Pacific	0	7	7	0	0	0
Total	540	218	758	1,297	93	1,390
The geographic distribution of impaired loans is based on the location of the office recording the transaction. This presentation does not reflect the way the Group is managed.
Changes in the allowances for impaired loans
	2015			2014
	Allowances individually evaluated for impairment	Allowances collectively evaluated for impairment	Total	Allowances individually evaluated for impairment	Allowances collectively evaluated for impairment	Total
Changes in the allowances for impaired loans (CHF million)
Balance at beginning of period	540	218	758	654	215	869
Net additions/(releases) charged to income statement	296	(1)	295	142	3	145
Gross write-offs	(229)	0	(229)	(349)	0	(349)
Recoveries	28	0	28	41	0	41
Net write-offs	(201)	0	(201)	(308)	0	(308)
Provisions for interest	18	0	18	20	0	20
Foreign currency translation impact and other adjustments, net	(3)	(1)	(4)	32	0	32
Balance at end of period	650	216	866	540	218	758
> Refer to “Loans” in “Note 1 – Summary of significant accounting policies” (pages 263 to 265) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on definitions of past due and impaired loans.
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” (pages 284 to 292) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on allowances and impaired loans by industry distribution and the industry distribution of charges and write-offs.

Securitization risk in the banking book
The following disclosures, which also considers the “Industry good practice guidelines on Pillar 3 disclosure requirements for securitization”, refer to traditional and synthetic securitizations held in the banking book and regulatory capital on these exposures calculated according to the Basel III IRB and standardized approaches to securitization exposures.
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” (pages 335 to 344) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs, the accounting policies for securitization activities and methods and key assumptions applied in valuing positions retained/purchased.
A traditional securitization is a structure where an underlying pool of assets is sold to an SPE which pays for the assets by issuing tranched securities collateralized by the underlying asset pool. A synthetic securitization is a tranched structure where the credit risk of an underlying pool of assets is transferred, in whole or in part, through the use of credit derivatives or guarantees that may serve to hedge the credit risk of the portfolio. Many synthetic securitizations are not accounted for as securitizations under US GAAP. In both traditional and synthetic securitizations, risk is dependent on the seniority of the retained interest and the performance of the underlying asset pool.
The Group has both securitization and re-securitization transactions in the banking book referencing different types of underlying assets including real estate loans (commercial and residential), commercial loans and credit card loans. The key risks retained are related to the performance of the underlying assets. These risks are summarized in the securitization pool level attributes: PDs of underlying loans (default rate), severity of loss (LGD) and prepayment speeds. The transactions may also be exposed to general market risk, credit spread and counterparty credit risk.
The Group classifies securities within the transactions by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. senior, mezzanine, subordinate etc.), which in turn will be reflected in the transaction rating. The Group’s internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.
For re-securitization risk, the Group’s risk management models take a ‘look through’ approach where the behavior of the underlying securities or constituent counterparties are modeled based on their own particular collateral positions. These are then transmitted to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.
The Group is active in various roles in connection with securitization, including originator, investor and sponsor. As originator, the Group creates or purchases financial assets (e.g., residential mortgages or corporate loans) and then securitizes them in a traditional or synthetic transaction that achieves significant risk transfer to third party investors. The Group acts as liquidity provider to Alpine Securitization Corp. (Alpine), a multi-seller commercial paper conduit administered by Credit Suisse.
In addition, the Group invests in securitization-related products created by third parties and provides interest rate and currency swaps to SPEs involved in securitization activity.
Retained banking book exposures for mortgage, asset-backed securities (ABS) and collateralized debt obligation (CDO) transactions are risk managed on the same basis as similar trading book transactions. Other transactions will be managed in line with their individual structural or parameter requirements. The Group has also put in place a set of key risk limits for the purpose of managing the Group’s risk appetite framework in relation to securitizations and re-securitizations. The internal risk capital measurement is both consistent with securitization transactions and with similar structures in the trading book.
There are no instances where the Group has applied credit risk mitigation approaches to banking book securitization or re-securitization exposures.
In the normal course of business it is possible for the Group’s managed separate account portfolios and the Group’s controlled investment entities, such as mutual funds, fund of funds, private equity funds and other fund linked products to invest in the securities issued by other vehicles sponsored by the Group engaged in securitization and re-securitization activities. To address potential conflicts, standards governing investments in affiliated products and funds have been adopted.

Securitization exposures purchased or retained – banking book
	On-balance sheet		Off-balance sheet
end of	Traditional	Synthetic	Traditional	Synthetic	Total
2015 (CHF million)
Commercial mortgages	131	0	0	0	131
Residential mortgages	1,083	0	0	0	1,083
CDO/CLO	10,589	29,916	0	0	40,505
Other ABS	633	0	12,966	0	13,599
Total	12,436	29,916	12,966	0	55,318
2014 (CHF million)
Commercial mortgages	248	0	0	0	248
Residential mortgages	912	0	0	0	912
CDO/CLO	3,638	20,868	0	0	24,506
Other ABS	694	1	17,803	0	18,498
Total	5,492	20,869	17,803	0	44,164
Synthetic structures predominantly represent structures where the Group has mitigated its risk by selling the mezzanine tranche of a reference portfolio. Amounts disclosed, however, are the gross exposures securitized including retained senior notes.
The following table represents the total amounts of banking book loans securitized by the Group that fall within the Basel III Securitization Framework and where the Group continues to retain at least some interests.
Exposures securitized by Credit Suisse Group in which the Group has retained interests – banking book
end of	2015				2014
	Traditional		Synthetic		Traditional		Synthetic
	Sponsor	Other role	Other role	Total	Sponsor	Other role	Other role	Total
CHF million
Commercial mortgages	0	538	0	538	0	2,631	0	2,631
Residential mortgages	0	0	0	0	0	29	0	29
CDO/CLO	359	0	41,878	42,237	373	485	25,086	25,944
Other ABS	0	19,904	0	19,904	7,166	2,025	0	9,191
Total	359	20,442	41,878	62,679	7,539	5,170	25,086	37,795
of which retained interests				30,304				28,391

Losses related to securitizations recognized during the period – banking book
	Traditional		Synthetic
in	Sponsor	Other role	Other role	Total
2015 (CHF million)
Commercial mortgages	0	7	0	7
CDO/CLO	0	0	15	15
Total	0	7	15	22
2014 (CHF million)
Commercial mortgages	0	8	0	8
CDO/CLO	0	0	22	22
Total	0	8	22	30
Impaired or past due assets securitized – banking book
end of	2015				2014
	Traditional		Synthetic		Traditional		Synthetic
	Sponsor	Other role	Other role	Total	Sponsor	Other role	Other role	Total
CHF million
Commercial mortgages	0	481	0	481	0	2,316	0	2,316
CDO/CLO	0	0	163	163	0	40	171	211
Total	0	481	163	644	0	2,356	171	2,527
Securitization and re-securitization exposures by regulatory capital approach – banking book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
2015 (CHF million)
Ratings-based approach (RBA)	4,457	2,015	0	0	4,457	2,015
Supervisory formula approach (SFA)	39,416	6,756	0	0	39,416	6,756
Total advanced approaches	43,873	8,771	0	0	43,873	8,771
Standardized approach [1]	11,092	6,522	353	311	11,445	6,833
Total	54,965	15,293	353	311	55,318	15,604
2014 (CHF million)
Ratings-based approach (RBA)	11,792	2,495	8,171	4,592	19,963	7,087
Supervisory formula approach (SFA)	23,234	4,717	88	45	23,322	4,762
Total advanced approaches	35,026	7,212	8,259	4,637	43,285	11,849
Standardized approach [1]	879	761	0	0	879	761
Total	35,905	7,973	8,259	4,637	44,164	12,610
1 Positions under the standardized approach are risk weighted at >50%-100%.

Securitization and re-securitization exposures under RBA by rating grade – banking book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
2015 (CHF million)
AAA	1,819	152	0	0	1,819	152
AA	1,087	105	0	0	1,087	105
A	1,133	212	0	0	1,133	212
BBB	300	173	0	0	300	173
BB	14	70	0	0	14	70
B or lower or unrated	104	1,303	0	0	104	1,303
Total	4,457	2,015	0	0	4,457	2,015
2014 (CHF million)
AAA [1]	6,608	495	7,619	2,333	14,227	2,828
AA 1	1,970	167	150	64	2,120	231
A 1	2,614	247	102	70	2,716	317
BBB [1]	459	161	111	266	570	427
BB 1	35	100	91	629	126	729
B or lower or unrated [1]	106	1,325	98	1,230	204	2,555
Total	11,792	2,495	8,171	4,592	19,963	7,087
1 Prior period has been corrected.
Securitization and re-securitization exposures under SFA by risk weight band – banking book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
2015 (CHF million)
0%-10%	23,344	1,684	0	0	23,344	1,684
>10%-50%	15,104	2,924	0	0	15,104	2,924
>50%-100%	524	421	0	0	524	421
>100%-650%	350	573	0	0	350	573
>650%-1250%	94	1,154	0	0	94	1,154
Total	39,416	6,756	0	0	39,416	6,756
2014 (CHF million)
0%-10%	8,425	625	0	0	8,425	625
>10%-50%	14,330	2,670	46	9	14,376	2,679
>50%-100%	322	181	42	36	364	217
>100%-650%	65	106	0	0	65	106
>650%-1250%	92	1,135	0	0	92	1,135
Total	23,234	4,717	88	45	23,322	4,762
Securitization activity
The Group synthetically securitized CHF 10.4 billion of counterparty exposure within the investment banking businesses and CHF 5.3 billion within the private, corporate and institutional businesses (all categorized as CDO/CLO - synthetic).
The following table represents new securitization activity during the period.

Securitization activity – banking book
in	2015		2014
	Amount of exposures securitized	Recognized gain/(loss) on sale	Amount of exposures securitized	Recognized gain/(loss) on sale
CHF million
CDO/CLO - traditional	22	0	0	0
CDO/CLO - synthetic	15,678	0	9,362	0
Total	15,700	0	9,362	0
Securitization subject to early amortization
The aggregate outstanding amount of securitized revolving retail exposures is CHF 825 million, of which CHF 620 million represents the originator’s interest and CHF 205 million (categorized as other ABS) the investor’s interest. The associated capital charges incurred by the Group under the ratings-based approach are CHF 12 million and CHF 5 million, respectively.
Other information
As of December 31, 2015, the Group intends to call a synthetic securitization on a portfolio of Swiss corporate loans and replace it with another synthetic securitization covering a similar portfolio in terms of asset class during the second quarter of 2016. The size of the portfolio related to the securitization to be called is CHF 5.0 billion and the portfolio size related to the new one is CHF 3.5 billion. There is no difference in the valuation of positions intended to be securitized.
Equity type securities in the banking book
Overview
The classification of our equity type securities into trading book and banking book is made for regulatory reporting purposes. The banking book includes all items that are not classified in the trading book.
Most of our equity type securities in the banking book are classified as investment securities whereas the remaining part is classified as trading assets.
For equity type securities in the banking book except for significant investments in BFI entities that are subject to a threshold treatment as outlined in “Exposures below 15% threshold” in section “Capital” on page 13, risk weights are determined using the IRB Simple approach based on the equity sub-asset type. Where equity type securities represent non-significant investments in BFI entities, a threshold approach is applied, that compares the total amount of non-significant investments in BFI entities (considering both trading and banking book positions) to a 10% regulatory defined eligible capital amount. The amount above the threshold is phased-in as a capital deduction and the amount below the threshold continues to be risk-weighted according to the relevant trading book and banking book approaches.
The numbers in the following table “Equity type securities in the banking book” present the balance sheet value of banking book equity investments and the regulatory exposures to which capital is applied according to the IRB Simple approach. The main differences are the scope of consolidation (primarily deconsolidation of private equity and other fund type vehicles for capital adequacy purposes), significant investments in BFI entities and regulatory approaches such as the net-long calculation and the look-through approach on certain equity securities.
Risk measurement and management
Our banking book equity portfolio includes positions in hedge funds, private equity and other instruments that may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations.
> Refer to “Banking book” (pages 164 to 165) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Market risk in the Credit Suisse Annual Report 2015 for further information on risk measurement and management of our banking portfolios.
Valuation and accounting policies of equity holdings in the banking book
> Refer to “Note 1 – Summary of significant accounting policies” (pages 261 to 263) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for information on valuation and accounting policies of investment securities and trading assets.

Equity type securities in the banking book
end of / in	2015	2014
Equity type securities in the banking book (CHF million)
Balance sheet value of investments at fair value	5,436	6,799
Regulatory exposures at fair value [1]	3,175	3,834
Realized gains/(losses) [2]	69	214
Cumulative unrealized gains/(losses) included in CET1 capital [2]	(149)	(56)
1 Primarily privately held.
2 Gains/(losses) are reported gross of tax.
Central counterparties risk
The Group can incur exposure to CCPs as either a clearing member, or clearing through another member. Qualifying CCPs are expected to be subject to best-practice risk management, and sound regulation and oversight to ensure that they reduce risk, both for their participants and for the financial system. Most CCPs are benchmarked against standards issued by the Committee on Payment and Settlement Systems and the Technical Committee of the International Organization of Securities Commissions, herein collectively referred to as “CPSS-IOSCO”.
The existing credit review process includes annual review of qualitative and quantitative factors for all counterparty types, including CCPs. As part of the credit review of each CCP counterparty, CRM conducts due diligence and based on assessment by the Legal and Compliance Department determines whether (i) the CCP is a qualifying CCP and (ii) the collateral posted is considered bankruptcy remote.
The CRM CCP Guidelines provide detailed guidance on how these flags should be assigned against the standards issued by “CPSS-IOSCO”. These include a review of collateral bankruptcy remoteness and that the CCPs holds securities in custody with entities that employ safekeeping procedures and internal controls that fully protect these securities. The review will include analysis of the CCPs policies with respect to account segregation and use of custodians. The determination is made in the context of “Authorization of CCP” (European Market Infrastructure Regulation (EMIR), Article 10) and “Third Countries” (EMIR, Article 23). This information will be appropriately reflected in the risk weightings within the capital calculations.
The Group monitors its daily exposure to the CCP as part of its ongoing limit and exposure monitoring process.

Market risk
General
Market risk is managed under the IMA approach and under the approved securitization methodologies. Validation of the IMA models is performed by the Model Risk Management team, an independent function, and is subject to clear and objective internal standards as outlined in the Validation Policy.
The following table shows risk-weighted assets for all market risk measures including the standardized approach.
> Refer to “Market risk” (pages 148 to 151 and pages 161 to 166) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for further information on market risk, including information on risk measurement, VaR, risks not in VaR, stress testing and backtesting.
Risk-weighted assets for market risk
end of	2015	2014
Risk-weighted assets for market risk (CHF million)
Total internal models approach	24,157	26,469
of which regulatory VaR	3,947	3,225
of which stressed VaR	9,612	11,113
of which risks not in VaR	8,028	7,695
of which Incremental Risk Charge	2,570	4,436
Total standardized measurement method	5,312	7,580
of which ratings-based approach	5,145	7,172
of which supervisory formula approach	99	0
of which other supervisory approaches	68	408
Total advanced approach	29,469	34,049
Total standardized approach	330	419
Total risk-weighted assets for market risk	29,799	34,468
Regulatory VaR, stressed VaR and Incremental Risk Charge
in / end of	Regulatory VaR	[1]	Stressed VaR	[1]	IRC	[2]
2015 (CHF million)
Average	30		85		297
Minimum	17		58		171
Maximum	53		126		573
End of period	47		78		182
2014 (CHF million)
Average	22		89		382
Minimum	16		60		185
Maximum	39		127		679
End of period	33		78		332
All numbers disclosed are spot numbers. Regulatory VaR, stressed VaR and IRC exclude trading book securitizations, in line with BIS guidance.
1 For regulatory and stressed VaR, one-day VaR based on a 99% confidence level is presented, which is a ten-day VaR adjusted to a one-day holding period.
2 IRC is based on a 99.9% confidence level over a one year time horizon.

Securitization risk in the trading book
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” (pages 335 to 344) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs, the accounting policies for securitization activities, methods and key assumptions applied in valuing positions retained/purchased and gains/losses relating to RMBS and CMBS securitization activity in 2015.
Roles in connection with trading book securitization
Within its mortgage business there are four key roles that the Group undertakes within securitization markets: issuer, underwriter, market maker and financing counterparty. The Group holds one of the top trading franchises in market making in all major securitized product types and is a top issuer and underwriter in the re-securitization market in the US as well as being one of the top underwriters in ABS securitization in the US. In addition the Group also has a relatively small correlation trading portfolio.
Securitization and re-securitization activities
The Group’s key objective in relation to trading book securitization is to meet clients’ investment and divestment needs by making markets in securitized products across all major collateral types, including residential mortgages, commercial mortgages, asset finance (i.e. auto loans, credit card receivables, etc.) and corporate loans. The Group focuses on opportunities to intermediate transfers of risk between sellers and buyers.
The Group is also active in new issue securitization and re-securitization. The Group’s Asset Finance team provides short-term secured warehouse financing to clients who originate credit card, auto loan, and other receivables, and the Group sells asset-backed securities collateralized by these receivables to provide its clients long-term financing that matches the lives of their assets.
The Group purchases loans and bonds for the purpose of securitization and sells these assets to sponsored SPEs which in turn issue new securities. Re-securitizations of previously issued residential mortgage-backed securities (RMBS) securities occur when certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
Risks assumed and retained
Key risks retained while securities or loans remain in inventory are related to the performance of the underlying assets (real estate loans, commercial loans, credit card loans, etc.). These risks are summarized in the securitization pool level attributes: PD of underlying loans (default rate), the severity of loss and prepayment speeds. The Group maintains models for both government-guaranteed and private label mortgage products. These models project the above risk drivers based on market interest rates and volatility as well as macro-economic variables such as housing price index, projected GDP and inflation, unemployment etc.
In its role as a market maker, the Group actively trades in and out of positions. Both Front Office and Risk Management continuously monitor liquidity risk as reflected in trading spreads and trading volumes. To address liquidity concerns a specific set of limits on the size of aged positions are in place for the securitized positions we hold.
The Group classifies securities by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. seniors, mezzanine, subordinate etc.), which in turn will be reflected in the transaction risk assessment. Risk Management monitors portfolio composition by capital structure and collateral type on a daily basis with subordinate exposure and each collateral type subject to separate risk limits. In addition, the internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.
For re-securitization risk, the Group’s risk management models take a ‘look through’ approach where they model the behavior of the underlying securities based on their own collateral and then transmit that to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.
With respect to both the wind-down corporate correlation trading portfolio and the on-going transactions the key risks that need to be managed includes default risk, counterparty credit risk, correlation risk and cross effects between spread and correlation.
Both correlation and first-to-default are valued using a correlation model which uses the market implied correlation and detailed market data such as constituent spread term structure and constituent recovery. The risks embedded in securitization and re-securitizations are similar and include spread risk, recovery risk, default risk and correlation risk. The risks for different seniority of tranches will be reflected in the tranche price sensitivities to each constituent in the pools.
Monitoring of changes in credit and market risk of securitization exposures
The Group has in place a comprehensive risk management process whereby the front office and Risk Management work together to monitor positions and position changes, portfolio structure and trading activity and calculate a set of risk measures on a daily basis using risk sensitivities and loss modeling methodologies.
For the mortgage business the Group also uses monthly remittance reports (available from public sources) to get up to date information on collateral performance (delinquencies, defaults, pre-payment etc.).
The Group has also put in place a set of limits for the purpose of managing the Group’s risk appetite framework in relation to securitizations and re-securitizations. These limits will cover exposure measures, risk sensitivities, VaR and capital measures with the majority monitored on a daily basis. In addition within the Group’s risk management framework an extensive scenario analysis framework is in place whereby all underlying risk factors are stressed to determine portfolio sensitivity.
Re-securitized products in the mortgage business go through the same risk management process but looking through the structures with the focus on the risk of the underlying securities or constituent names.
Risk mitigation
In addition to the strict exposure limits noted above, the Group uses a number of different risk mitigation approaches to manage risk appetite for its securitization and re-securitization exposures. Where true counterparty credit risk exposure is identified for a particular transaction, there is a requirement for it to be approved through normal credit risk management processes with collateral taken as required. The Group also may use various proxies including corporate single name and index hedges to mitigate the price and spread risks to which it is exposed. Hedging decisions are made by the trading desk based on current market conditions and will be made in consultation with Risk Management. Every trade has a trading mandate where unusual and material trades require approval under the Group’s pre-trade approval governance process. International investment banks are the main counterparties to the hedges that are used across these business areas.
In the normal course of business, we may hold tranches which have a monoline guarantee. No benefit from these guarantees is currently included in the calculation of regulatory capital.
Affiliated entities
Funds affiliated with the Group may invest in securities issued by other vehicles sponsored by the Group that are engaged in securitization and re-securitization activities. These funds include mutual funds, fund of funds and private equity funds. Standards governing investments in affiliated funds and products have been adopted to address potential conflicts.
Securitization and re-securitization exposures purchased or retained – trading book
	On-balance sheet					Off-balance sheet			Total
	Traditional			Synthetic		Synthetic
end of	Long		Short	Long	Short	Long		Short
2015 (CHF million)
CMBS	1,814		17	0	0	140		283	2,254
RMBS	5,885		158	0	0	12		9	6,064
CDO/CLO	676		0	0	0	0		1,449	2,125
Nth-to-default	0		0	0	18	0		693	711
Other ABS	653		0	0	0	0		0	653
Total	9,028		175	0	18	152		2,434	11,807
2014 (CHF million)
CMBS	3,131	[1]	50	0	0	240		493	3,914
RMBS	6,210	[1]	116	0	0	17		9	6,352
CDO/CLO	1,440	[1]	0	171	0	1	[1]	437	2,049
Nth-to-default	0		0	0	215	0	[1]	917	1,132
Other ABS	880	[1]	0	0	0	0		0	880
Total	11,661	[1]	166	171	215	258	[1]	1,856	14,327
1 Prior period has been corrected

Outstanding exposures securitized by the Group - trading book
	Traditional				Synthetic				Total
end of	Sponsor	[1]	Originator	[1]	Sponsor	[1]	Originator	[1]
2015 (CHF million)
CMBS	7,283		35,996		0		0		43,279
RMBS	433		93,174		0		0		93,607
Other ABS	0		2,343		0		0		2,343
Total	7,716		131,513		0		0		139,229
2014 (CHF million)
CMBS	7,898		26,903		0		0		34,801
RMBS	1,696		88,495		0		0		90,191
Other ABS	0		5,184		0		0		5,184
Total	9,594		120,582		0		0		130,176
Amounts disclosed from January 1, 2010 onwards following the publication of the Pillar 3 requirements in 2009.
1
Where the Group is both the sponsor and sole originator, amount will only be shown under originator. Originator is defined as the entity that transfers collateral into an SPE, including third party collateral transferred into the SPE via the entity's balance sheet.

Outstanding exposures securitized in which the Group has retained interests - trading book
	Exposures securitized		Total
end of	Traditional	Synthetic
2015 (CHF million)
CMBS	22,351	3,242	25,593
RMBS	54,109	11,953	66,062
CDO/CLO	15,428	378	15,806
Other ABS	1,913	759	2,672
Total	93,801	16,332	110,133
2014 (CHF million)
CMBS	50,584	0	50,584
RMBS	55,837	664	56,501
CDO/CLO	6,758	1,698	8,456
Other ABS	766	0	766
Total	113,945	2,362	116,307

Exposures under standardized measurement method – trading book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
2015 (CHF million)
Ratings-based approach (RBA)
CMBS	2,242	393	12	106	2,254	499
RMBS	5,878	1,325	186	1,945	6,064	3,270
CDO/CLO	543	247	163	717	706	964
Other ABS	653	407	0	5	653	412
Total RBA	9,316	2,372	361	2,773	9,677	5,145
Supervisory formula approach (SFA)
CDO/CLO	1,419	99	0	0	1,419	99
Total SFA	1,419	99	0	0	1,419	99
Other supervisory approaches
Nth-to-default	711	68	0	0	711	68
Total other supervisory approaches	711	68	0	0	711	68
Total	11,446	2,539	361	2,773	11,807	5,312
2014 (CHF million)
Ratings-based approach (RBA)
CMBS	3,803	1,892	111	43	3,914	1,935
RMBS	6,068	585	280	1,974	6,348	2,559
CDO/CLO	1,292	1,159	455	784	1,747	1,943
Other ABS	880	610	0	125	880	735
Total RBA	12,043	4,246	846	2,926	12,889	7,172
Supervisory formula approach (SFA)
CDO/CLO	302	0	0	0	302	0
Total SFA	302	0	0	0	302	0
Other supervisory approaches
Nth-to-default	1,132	405	0	0	1,132	405
RMBS [1]	4	3	0	0	4	3
Total other supervisory approaches	1,136	408	0	0	1,136	408
Total	13,481	4,654	846	2,926	14,327	7,580
1 The weighted average approach is applied to these positions.

Securitization and re-securitization exposures under RBA by rating grade – trading book
	Securitization exposure		Re-securitization exposure		Total
end of	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
2015 (CHF million)
AAA	7,540	550	42	9	7,582	559
AA	423	61	27	9	450	70
A	516	129	47	29	563	158
BBB	709	480	8	24	717	504
BB	41	177	26	121	67	298
B+ or lower	87	975	211	2,581	298	3,556
Total	9,316	2,372	361	2,773	9,677	5,145
2014 (CHF million)
AAA	8,594	659	230	49	8,824	708
AA	560	81	72	25	632	106
A	1,152	259	89	70	1,241	329
BBB	1,102	887	72	140	1,174	1,027
BB	404	1,691	27	121	431	1,812
B+ or lower	231	669	356	2,521	587	3,190
Total	12,043	4,246	846	2,926	12,889	7,172
Securitization exposures under SFA by risk weight band – trading book
end of	2015		2014
	Securitization exposure		Securitization exposure
	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
CHF million
0%-10%	1,419	99	301	0
>10%-50%	0	0	0	0
>50%-100%	0	0	0	0
>100%-650%	0	0	0	0
>650%-1250%	0	0	1	0
Total	1,419	99	302	0
Exposures under other supervisory approaches by risk weight band – trading book
end of	2015		2014
	Securitization exposure		Securitization exposure
	EAD purchased/ retained	Risk- weighted assets	EAD purchased/ retained	Risk- weighted assets
CHF million
0%-100%	689	38	947	113
>100%-200%	22	30	146	177
>200%-300%	0	0	43	118
>300%-400%	0	0	0	0
Total	711	68	1,136	408
Risk weight bands represent the risk weight percentage relevant to the position prior to the application of 80% and partial offsets and capping of shorts to the maximum loss.

Securitization activity – trading book
in	2015		2014
	Original amount of exposures securitized	Recognized gain/(loss) on sale	Original amount of exposures securitized	Recognized gain/(loss) on sale
CHF million
CMBS - traditional	12,921	(1)	6,096	8
RMBS - traditional	25,849	3	32,786	13
Total	38,770	2	38,882	21
Other information
As of December 31, 2015, the Group holds the following positions with the intent to securitize: government-guaranteed commercial loans of USD 2.7 billion, government-guaranteed residential pass-through securities of USD 2.5 billion, residential and commercial whole loans of USD 1.6 billion. The actual securitizations are subject to future market conditions. There is no difference in the valuation of positions intended to be securitized.
Valuation process
The Basel capital adequacy framework and FINMA circular 2008/20 provide guidance for systems and controls, valuation methodologies and valuation adjustments and reserves to provide prudent and reliable valuation estimates.
Financial instruments in the trading book are carried at fair value. The fair value of the majority of these financial instruments is marked to market based on quoted prices in active markets or observable inputs. Additionally, the Group holds financial instruments which are marked to models where the determination of fair values requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument.
Control processes are applied to ensure that the reported fair values of the financial instruments, including those derived from pricing models, are appropriate and determined on a reasonable basis. These control processes include approval of new instruments, timely review of profit and loss, risk monitoring, price verification procedures and validation of models used to estimate the fair value. These functions are managed by senior management and personnel with relevant expertise, independent of the trading and investment functions.
In particular, the price verification function is performed by Product Control, independent from the trading and investment functions, reporting directly to the Chief Financial Officer, a member of the Executive Board.
The valuation process is governed by separate policies and procedures. To arrive at fair values, the following type of valuation adjustments are typically considered and regularly assessed for appropriateness: model, parameter, credit and exit-risk-related adjustments.
Management believes it complies with the relevant valuation guidance and that the estimates and assumptions used in valuation of financial instruments are prudent, reasonable and consistently applied.
> Refer to “Fair valuations” (page 58) in II – Operating and financial review – Credit Suisse – Information and developments, to “Fair value” (page 99) in II – Operating and financial review – Critical accounting estimates and to “Note 35 – Financial instruments” (pages 344 to 370) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on fair value.
Risk-weighted assets for market risk under the standardized approach
end of	2015	2014
Risk-weighted assets for market risk under the standardized approach (CHF million)
Interest rate risk	0	0
Equity position risk	0	0
Foreign exchange risk	329	418
Commodity risk	1	1
Total	330	419

Interest rate risk in the banking book
Overview
Credit Suisse monitors and manages interest rate risk in the banking book by established systems, processes and controls. Risk sensitivity figures are provided to estimate the impact of changes in interest rates, which is one of the primary ways in which these risks are assessed for risk management purposes. In addition, Risk Division confirms that the economic impacts of adverse parallel shifts in interest rates of 200 basis points and adverse interest rate shifts calibrated to a 1-year holding period with a 99% confidence level are significantly below the threshold of 20% of eligible regulatory capital used by the regulator to identify banks that potentially run excessive levels of non-trading interest rate risk. Given the low level of interest rate risk in the banking book, Credit Suisse does not have any regulatory requirement to hold capital against this risk.
Major sources of interest rate risk in the banking book
The interest rate risk exposures in the non-trading positions (synonymously used to the term “banking book”) mainly arise from the retail banking activities of the Swiss Universal Bank division, the positioning strategy with respect to our replicated non-interest bearing assets and liabilities (including the equity balance) and the outstanding capital instruments. The vast majority of interest rate risk in the banking book is managed by Treasury and Swiss Universal Bank on a portfolio basis.
The interest rate risk from retail banking activities results from the transactions with repricing maturities that either are or are not contractually determined. For most parts of the latter, such as variable rate mortgages and some types of deposits, which do not have a direct link to market rates in their repricing behavior, it is more suitable to manage them on a portfolio basis rather than on individual trade level. The interest rate risk associated with these products, referred to as non-maturing products, is estimated using the methodology of replicating portfolios: Based on the historical behavior of interest rates and volume of these products it assigns the position balance associated with a non-maturing banking product to time bands that are presumed to reflect their empirical repricing maturities. The methodology is based, where reasonably possible, on the principle of finding a stable relationship between the changes of client rates of the non-maturing products and an underlying investment or funding portfolio. Where this is not possible, the maturity of the product is assessed based on volume stability only. These allocations to time bands can then be used to evaluate the products’ interest rate sensitivity. The structure and parameters of the replicating portfolios are reviewed periodically to ensure continued relevance of the portfolios in light of changing market conditions and client behavior.
For managing parts of the interest rate risk of the corporate balance sheet with respect to our non-interest bearing assets and liabilities (including the equity balance) Credit Suisse assigns tenors to balance sheet positions that reflect a fair investment or funding profile for the underlying balance sheet items. This strategy is implemented by Treasury and the resulting interest rate risk is measured against a pre-defined benchmark.
Changing market rates give rise to changes in the fair values of the outstanding capital instruments that have been issued for funding of the bank. To some extent, on an individual basis, this risk is being mitigated by using swaps to replace fixed payment obligations into floating ones. In addition to these transactions on individual basis, the residual interest rate risk is also managed holistically by Treasury.
Governance of models and limits
The major part of interest rate risk in the banking book is managed centrally by Treasury and Swiss Universal Bank within approved limits using hedging instruments such as interest rate swaps. The Board of Directors defines the risk appetite, i.e. a set of risk limits, for the Group on an annual basis. Limits to the divisions are governed by the CARMC; the divisional Risk Management Committees may assign limits on more granular levels for entities, businesses, books, collections of books. The models used for measuring risk are reviewed and approved by the RPSC, where the frequency depends on the criticality of the model. Operational decisions on the use of the models (e.g. in terms of maximum tenor and allocation of tranches to the time bands in the replicating portfolios) is governed by the CARMC. For interest rate risk in the banking book, Risk Division is responsible for monitoring the limit usage and escalating potential limit breaches.
Risk measurement
The risks associated with the non-trading interest rate-sensitive portfolios are measured using a range of tools, including the following key metrics:
– Interest rate sensitivity (DV01): Expresses the linear approximation of the impact on a portfolio’s fair value resulting from a one basis point (0.01%) parallel shift in yield curves, where the approximation tends to be closer to the true change in the portfolio’s fair value for smaller parallel shifts in the yield curve. The DV01 is a transparent and intuitive indicator of linear directional interest rate risk exposure, which does not rely on statistical inference.
– VaR: Statistical indicator of the potential fair value loss, taking into account the observed interest rate moves across yield curve tenors and currencies. In addition, VaR takes into account yield curve risk, spread and basis risks, as well as foreign exchange and equity risk. For risk management purposes, Credit Suisse uses a VaR measure based on a one-day holding period with a 98% confidence level where the considered historical values are time-weighted using a weighting scheme that assigns lower weights to observations further in the past.

– ERC: ERC is a statistical risk indicator representing the capital the bank should hold to support the risks incurred. ERC is calibrated to a 1-year holding period with a 99% confidence level for risk management purposes.
– Economic value scenario analysis: Expresses the impact of a pre-defined scenario (e.g. instantaneous changes in interest rates) on a portfolio’s fair value. This metric does not rely on statistical inference.
The measures listed above focus on the impact on a fair value basis, taking into account the present value of all future cash flows associated with the current positions. More specifically, the metrics estimate the impact on the economic value of the current portfolio, ignoring dynamic aspects such as the time schedule of how changes in economic value materialize in P&L (since most non-trading books are not marked-to-market) and the development of the portfolio over time. These measures are complemented by considering an Earnings-at-Risk approach to interest rate risk: For the major part of the banking books, this is accomplished by simulating the development of the net interest income over several years using scenarios of potential changes of the yield curves. This scenario analysis also takes into account the earnings impact originating from fluctuations in short term interest rates, which are regarded as riskless when analyzing the impact on economic value. In addition to the dynamic aspects, this analysis allows to distinguish between the economic and the accounting view.
Monitoring and review
The limits and flags defined by books, collections of books, businesses or legal entities relating to interest rate risk in the banking book are monitored by Risk Division at least on a monthly basis (if deemed necessary or suitable, the monitoring may be as frequent as daily), by using the metrics and methodologies outlined above. In case of breaches, this is escalated to the limit-setting body. Credit Suisse assesses compliance with regulatory requirements regarding appropriate levels of non-trading interest rate risk by estimating the economic impact of adverse 200 basis point parallel shifts in yield curves and adverse interest rate shifts calibrated to a 1-year holding period with a 99% confidence level and then relating those impacts to the total eligible regulatory capital. Consistent with regulatory requirements, Risk Division ensures that the fair value impact of this analysis is below the threshold of 20% of eligible regulatory capital in which case there are no requirements to hold additional capital. This analysis is performed for the Group and major legal entities, including the Bank, on a monthly basis.
Risk profile
> Refer to “Banking book” (pages 164 to 165) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Market risk in the Credit Suisse Annual Report 2015 for information on the impact of a one basis point parallel increase of the yield curves and an adverse 200 basis point move in yield curves on the fair value of interest rate-sensitive banking book positions.

Reconciliation requirements
Balance sheet
The following table shows the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation. The reference indicates how such assets and liabilities are considered in the composition of regulatory capital.
Balance sheet
	Balance sheet
end of 2015	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	92,328	90,596
Interest-bearing deposits with banks	867	1,256
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	123,049	122,983
Securities received as collateral, at fair value	28,511	28,511
Trading assets, at fair value	190,737	185,638
Investment securities	3,090	2,081
Other investments	7,021	6,867
Net loans	272,995	282,430
Premises and equipment	4,644	4,724
Goodwill	4,808	4,808	a
Other intangible assets	196	196
of which other intangible assets (excluding mortgage servicing rights)	84	84	b
Brokerage receivables	34,542	34,429
Other assets	58,017	43,876
of which tax charges deferred as other assets related to regulatory adjustments	1,401	1,401	c
of which deferred tax assets related to net operating losses	1,754	1,754	d
of which deferred tax assets from temporary differences	4,425	4,426	e
of which defined-benefit pension fund net assets	825	825	f
Total assets	820,805	808,395

Balance sheet (continued)
	Balance sheet
end of 2015	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Liabilities and equity (CHF million)
Due to banks	21,054	21,708
Customer deposits	342,705	351,759
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	46,598	46,598
Obligation to return securities received as collateral, at fair value	28,511	28,511
Trading liabilities, at fair value	48,971	49,179
Short-term borrowings	8,657	8,575
Long-term debt	197,608	182,492
Brokerage payables	39,452	39,431
Other liabilities	42,231	35,610
Total liabilities	775,787	763,863
of which additional tier 1 instruments, fully eligible	11,707	11,707	g
of which additional tier 1 instruments subject to phase-out	2,618	2,618	h
of which tier 2 instruments, fully eligible	6,855	6,855	i
of which tier 2 instruments subject to phase-out	4,494	4,494	j
Common shares [1]	78	78
Additional paid-in capital [1]	31,925	31,925
Retained earnings	29,139	29,117
Treasury shares, at cost	(125)	(121)
Accumulated other comprehensive income/(loss)	(16,635)	(16,612)
Total shareholders' equity	44,382	44,387
Noncontrolling interests [2]	636	145
Total equity	45,018	44,532
Total liabilities and equity	820,805	808,395
1 Eligible as CET1 capital.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity and other fund type vehicles, which FINMA does not require to consolidate for capital adequacy reporting.

Composition of BIS regulatory capital
The following tables provide details on the composition of BIS regulatory capital and details on CET1 capital adjustments subject to phase-in as well as details on additional tier 1 capital and tier 2 capital.
Composition of BIS regulatory capital
end of	2015
Eligible capital (CHF million)
Total shareholders' equity (US GAAP)	44,382
Regulatory adjustments	(459)	[1]
Adjustments subject to phase-in	(1,851)	[2]
CET1 capital	42,072
Additional tier 1 instruments	11,663	[3]
Additional tier 1 instruments subject to phase-out	2,616	[4]
Deductions from additional tier 1 capital	(3,288)	[5]
Additional tier 1 capital	10,991
Tier 1 capital	53,063
Tier 2 instruments	6,824	[6]
Tier 2 instruments subject to phase-out	2,970
Deductions from tier 2 capital	(175)
Tier 2 capital	9,619
Total eligible capital	62,682
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 40% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 60% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 5.1 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 60% of goodwill and other intangible assets (CHF 3.0 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.1 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

The following tables provide details on CET1 capital adjustments subject to phase-in and details on additional tier 1 capital and tier 2 capital. The column “Transition amount” represents the amounts that have been recognized in eligible capital as of December 31, 2015. The column “Amount to be phased in” represents those amounts that are still to be phased in as CET1 capital adjustments through year-end 2018.
Details on CET1 capital adjustments subject to phase-in
end of 2015	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount	[2]	Amount to be phased in
CET1 capital adjustments subject to phase-in (CHF million)
Accounting treatment of defined benefit pension plans	–			–		–	2,132		(2,132)
Common share capital issued by subsidiaries and held by third parties	–			–		–	89		(89)
Goodwill	4,808	a		(43)	[3]	4,765	(1,906)		(2,859)	[4]
Other intangible assets (excluding mortgage-servicing rights)	84	b		(13)	[5]	71	(28)		(43)	[4]
Deferred tax assets that rely on future profitability (excluding temporary differences)	3,155	c, d		–		3,155	(1,262)		(1,893)	[6]
Shortfall of provisions to expected losses	–			–		–	(234)		(350)	[7]
Gains/(losses) due to changes in own credit on fair-valued liabilities	–			–		–	(185)		(278)	[8]
Defined-benefit pension assets	825	f		(214)	[5]	611	(244)		(367)	[6]
Investments in own shares	–			–		–	(8)		(13)	[4]
Other adjustments [9]	–			–		–	(2)		(3)	[4]
Amounts above 10% threshold	4,426			(3,918)		508	(203)		(305)
of which deferred tax assets from temporary differences	4,426	e		(3,918)	[10]	508	(203)		(305)	[6]
Adjustments subject to phase-in to CET1 capital							(1,851)		(8,332)
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2
Reflects 40% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 60% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Represents related deferred tax liability and goodwill on equity method investments.
4 Deducted from additional tier 1 capital.
5 Represents related deferred tax liability.
6 Risk-weighted.
7 50% deducted from additional tier 1 capital and 50% from tier 2 capital.
8 Includes CHF (195) million related to debt instruments deducted from additional tier 1 capital.
9 Includes cash flow hedge reserve.
10
Includes threshold adjustments of CHF (4,227) million and an aggregate of CHF 309 million related to the add-back of deferred tax liabilities on goodwill, other intangible assets, mortgage servicing rights and pension assets that are netted against deferred tax assets under US GAAP.

Details on additional tier 1 capital and tier 2 capital
end of 2015	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount
Additional tier 1 capital (CHF million)
Additional tier 1 instruments [2]	11,707	g		(44)	[3]	11,663	11,663
Additional tier 1 instruments subject to phase-out [2]	2,618	h		(2)		2,616	2,616
Total additional tier 1 instruments							14,279
Deductions from additional tier 1 capital
Goodwill							(2,859)	[4]
Other intangible assets (excluding mortgage-servicing rights)							(43)	[4]
Shortfall of provisions to expected losses							(175)
Gains/(losses) due to changes in own credit on fair-valued financial liabilities							(195)
Investments in own shares							(13)
Other deductions							(3)
Deductions from additional tier 1 capital							(3,288)
Additional tier 1 capital							10,991
Tier 2 capital (CHF million)
Tier 2 instruments	6,855	i		(31)	[5]	6,824	6,824
Tier 2 instruments subject to phase-out	4,494	j		(1,524)	[6]	2,970	2,970
Total tier 2 instruments							9,794
Deductions from tier 2 capital
Shortfall of provisions to expected losses							(175)
Deductions from tier 2 capital							(175)
Tier 2 capital							9,619
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2 Classified as liabilities under US GAAP.
3 Primarily includes a regulatory haircut for Contingent Capital Awards that qualify as additional tier 1 and high-trigger capital instruments for regulatory capital purposes.
4 Net of related deferred tax liability.
5 Includes the reversal of gains/(losses) due to changes in own credit spreads on fair valued capital instruments that will be deducted from CET1 once Basel III is fully implemented.
6 Primarily includes the impact of the prescribed amortization requirements as instruments move closer to their maturity.
Additional information
end of	2015
Risk-weighted assets related to amounts subject to phase-in (CHF million) [1]
Adjustment for accounting treatment of pension plans	2,410
Defined-benefit pension assets	367
Deferred tax assets	220
Risk-weighted assets related to amounts subject to phase-in	2,997
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
Non-significant investments in BFI entities	2,768
Significant investments in BFI entities	644
Mortgage servicing rights	93	[1]
Deferred tax assets arising from temporary differences	4,227	[1]
Exposures below 15% threshold	4,964
1 Net of related deferred tax liability.

List of abbreviations
A
ABS	Asset-backed securities
ACVA	Advanced credit valuation adjustment approach
A-IRB	Advanced Internal Ratings-Based Approach
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BFI	Banking, financial and insurance
BIS	Bank for International Settlements
C
CARMC	Capital Allocation Risk Management Committee
CCF	Credit Conversion Factor
CCO	Chief Credit Officer
CCP	Central counterparties
CDO	Collateralized Debt Obligation
CET1	Common equity tier 1
CLO	Collateralized Loan Obligation
CMBS	Commercial mortgage-backed securities
CMSC	Credit Model Steering Committee
CRM	Credit Risk Management
CRR	Credit Risk Review
CVA	Credit valuation adjustment
E
EAD	Exposure at Default
ECAI	External credit assessment institutions
EMIR	European Market Infrastructure Regulation
ERC	Economic Risk Capital
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
G-SIB	Global systemically important banks
I
IMA	Internal Models Approach
IMM	Internal Models Method
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LGD	Loss Given Default
LTV	Loan-to-value
M
MDB	Multilateral Development Banks
O
OTC	Over-the-counter
P
PD	Probability of Default
R
RBA	Ratings-Based Approach
RMBS	Residential mortgage-backed securities
RNIV	Risks not in value-at-risk
RPSC	Risk Processes and Standards Committee
S
SFA	Supervisory Formula Approach
SFT	Securities Financing Transactions
SMM	Standardized Measurement Method
SPE	Special purpose entity
SRW	Supervisory Risk Weights Approach
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings, and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

CREDIT SUISSE

Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com